SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of March, 2009

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 13, 2009
Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll
Name: Pedro Toll
Title: Deputy Manager

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
Street address:
Calle 50 and Aquilino de la Guardia
Mailing address: P.O. Box 0819-08730
Panama City, Republic of Panama

March 13, 2009

Dear Common Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders (the “Annual Meeting”) of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) to be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, on Wednesday, April 15, 2009, at 10:00 a.m. (Panama time).

At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2008 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent auditors for the fiscal year ending December 31, 2009 (Proposal 2);

(3)
to elect three directors (one director to represent the holders of the class E shares of the Bank’s common stock, and two directors to represent the holders of all classes of shares of the Bank’s common stock), each to serve a three-year term (Proposal 3);

(4)	to amend the Bank’s Articles of Incorporation to:

A.           change the Bank’s name (Proposal 4(A));

B.           modify the definition of the business purpose of the Bank (Proposal 4(B));

C.           allow the issuance of preferred shares (Proposal 4(C)); and

D.           authorize a new class of common shares (Proposal 4(D)); and

(5)	to transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

Proposals 4(A), (B), (C) and (D) to amend the Articles of Incorporation of the Bank are separate proposals, which will be voted upon individually.

Proposal 1, Proposal 2, Proposal 3 and Proposals 4(A), (B), (C), and (D) are more fully described in the attached Proxy Statement.  Also attached are a Notice of the Annual Meeting and a proxy card.  Copies of the Bank’s 2008 Annual Report which includes its financial statements for the fiscal year ended December 31, 2008, may be obtained by writing to Mr. Jaime Celorio at the Bank, Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the Investor Relations section of the Bank’s website at http://www.bladex.com.

To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote.  Should you attend the Annual Meeting in person, you will be able to vote in person if you so desire, regardless whether you sent a proxy card.

The Board of Directors of the Bank (the “Board”) requests that you vote FOR the proposals as set forth in the proxy card.  Your vote and support are important to the Bank.

On behalf of the Board, we thank you for your cooperation and continued support, and look forward to seeing you in Panama on Wednesday, April 15, 2009.

Sincerely,

Ricardo Manuel Arango
Secretary

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 15, 2009

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Exportaciones, S.A., a Panamanian corporation (hereinafter called the “Bank”), as of the record date set forth below, that the 2009 Annual Meeting of Shareholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 10:00 a.m. (Panama time), on Wednesday, April 15, 2009.  The Annual Meeting will be held for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2008 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent auditors for the fiscal year ending December 31, 2009 (Proposal 2);

(3)
to elect three directors (one director to represent the holders of the class E shares of the Bank’s common stock, and two directors to represent the holders of all classes of shares of the Bank’s common stock) to the Board of Directors of the Bank (the “Board”), each to serve a three-year term (Proposal 3);

(4)	to amend the Bank’s Articles of Incorporation to:

A.          change the Bank’s name (Proposal 4(A));

B.          modify the definition of the business purpose of the Bank (Proposal 4(B));

C.          allow the issuance of preferred shares (Proposal 4(C)); and

D.          authorize a new class of common shares (Proposal 4(D)); and

(5)	to transact such other business as may properly come before the Annual Meeting.

Proposals 4(A), (B), (C) and (D) to amend the Articles of Incorporation of the Bank are separate proposals, which will be voted upon individually.

The Board has fixed the close of business on March 11, 2009, as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting.  The presence (in person or by proxy) of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting.  In addition, the presence (in person or by proxy) of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors.  If a quorum is not present at the Annual Meeting scheduled to be held on Wednesday, April 15, 2009, at 10:00 a.m. (Panama time), then a second meeting will be held at 10:00 a.m. (Panama time) on Thursday, April 16, 2009, at the same location, with the shareholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person.  If shareholders attend the Annual Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards.  The enclosed proxy card is being solicited by the Board.  Each Proposal and the mechanisms for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 13, 2009

IT IS IMPORTANT THAT ALL SHAREHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING.  PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON.

SHAREHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

TABLE OF CONTENTS

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

PROXY STATEMENT
FOR THE 2009 ANNUAL MEETING
OF SHAREHOLDERS
TO BE HELD ON APRIL 15, 2009

This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2009 annual meeting of shareholders (the “Annual Meeting”) to be held on Wednesday, April 15, 2009, at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 10:00 a.m. (Panama time), and at any postponements or adjournments thereof.  Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement will mean the Annual Meeting and any postponements or adjournments thereof.

The Annual Meeting has been called for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2008 (See Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent auditors for the fiscal year ending December 31, 2009 (See Proposal 2);

(3)
to elect three directors (one director to represent the holders of the class E shares of the Bank’s common stock, and two directors to represent the holders of all classes of shares of the Bank’s common stock) to the Board, each to serve a three-year term (See Proposal 3);

(4)	to amend the Bank’s Articles of Incorporation to:

A.	change the Bank’s name (Proposal 4(A));

B.	modify the definition of the business purpose of the Bank (Proposal 4(B));

C.	allow the issuance of preferred shares (Proposal 4(C)); and

D.	authorize a new class of common shares (Proposal 4(D)); and

(5)	to transact such other business as may properly come before the Annual Meeting.

Proposals 4(A), (B), (C) and (D) to amend the Articles of Incorporation of the Bank are separate proposals, which will be voted upon individually.

The Board recommends that all shareholders vote FOR each of Proposal 1, Proposal 2, and Proposals 4(A), (B), (C), and (D).  With respect to Proposal 3, the Board has nominated and recommends that (1) all holders of the class E shares vote FOR Will C. Wood as a director to represent the holders of the class E shares, and (2) all common shareholders vote FOR Gonzalo Menéndez Duque and Jaime Rivera as directors to represent all common shareholders.

This Proxy Statement is being mailed to shareholders entitled to vote at the Annual Meeting on or about March 13, 2009.  If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. The presence of a shareholder at the Annual Meeting will not automatically revoke that shareholder’s proxy.  Shareholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.  Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable shareholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows:  (1) FOR Proposal 1 to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2008; (2) FOR Proposal 2 to appoint Deloitte as the Bank’s independent auditors for the fiscal year ending December 31, 2009; (3) FOR Proposal 3 to elect Will C. Wood as director to represent the holders of the class E shares, and Gonzalo Menéndez Duque and Jaime Rivera as directors to represent the holders of all classes of shares of the Bank’s common stock; (4) FOR Proposal 4(A) to amend the Bank’s Articles of Incorporation to change the Bank’s name, FOR Proposal 4(B) to modify the purposes of the bank, FOR Proposal 4(C) to allow the issuance of preferred shares, and FOR Proposal 4(D) to authorize a new class of common shares; and (5) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

Any shareholder that shares an address with another shareholder may receive only one set of proxy materials unless that shareholder has provided contrary instructions.  If such a shareholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.  A separate set of proxy materials will be sent promptly following receipt of the request.  If such a shareholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.

Solicitation

The cost of soliciting proxies will be borne by the Bank.  In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail.  The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so.  The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies.  The cost of the services provided by such firm is not expected to exceed approximately $8,500, plus out-of-pocket expenses.

Voting

The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the class A shares, class B shares, and class E shares, with each share entitling its owner to one vote per share at meetings of the shareholders of the Bank, except with respect to the election of directors.  For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by each shareholder, multiplied by the number of directors to be elected by such class.  A shareholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the shareholder may decide.  Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

Proposals 4(A), (B), (C), and (D) to amend the Articles of Incorporation of the Bank are separate proposals, which will be voted upon individually.  For Proposal 4(A) to be approved, the current Articles of Incorporation of the Bank require the affirmative vote of holders of at least one half (½) plus one of all classes of shares of the Bank’s common stock represented at the Annual Meeting.  For Proposals 4(B), 4(C), and 4(D) to be approved, the following votes will be required:

(i)	the affirmative vote of holders of at least three-fourths (¾) of the issued and outstanding class A common shares; and

(ii)	the affirmative vote of holders of at least one half (½) plus one of all classes of shares of the Bank’s common stock represented at the Annual Meeting.

The record date for determination of shareholders entitled to notice of, and to vote at, the Annual Meeting has been fixed by the Board as the close of business on March 11, 2009.  As of December 31, 2008, there were an aggregate of 36,413,087.79 shares of all classes of the Bank’s common stock issued and outstanding.  Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2008:

Class of Shares of Common Stock	Number of Shares Outstanding as of December 31, 2008
A	6,342,189.16
B	2,617,783.63
E	27,453,115.00
Total	36,413,087.79

As of December 31, 2008, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 9.7% of the total outstanding shares of voting capital stock of the Bank.

Outstanding Shares and Quorum

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, at December 31, 2008:

	At December 31, 2008
Class A	Number of Shares	% of Class	% of Total
Banco de la Nación Argentina[1]	1,045,348.00	16.5	2.9
Bartolomé Mitre 326
1036 Buenos Aires, Argentina
Banco do Brasil[2]	974,551.00	15.4	2.7
SBS Quadra 1 - Bloco A
CEP 70.0070-100
Brasilia, Brazil
Banco de Comercio Exterior de Colombia	488,547.00	7.7	1.3
Edif. Centro de Comercio Internacional
Calle 28 No.13A-15
Bogotá, Colombia
Banco de la Nación (Perú)	446,556.00	7.0	1.2
Ave. Republica de Panamá 3664
San Isidro, Lima, Perú
Banco Central del Paraguay	434,658.00	6.9	1.2
Federación Rusa y Sargento Marecos
Asunción, Paraguay
Banco Central del Ecuador	431,217.00	6.8	1.2
Ave. Amazonas entre Juan Pablo Sanz y
Atahualpa
Quito, Ecuador
Banco del Estado de Chile	323,412.75	5.1	0.9
Ave. Libertador Bernardo O'Higgins 1111
Santiago, Chile
Sub-Total shares of class A Common Stock	4,144,289.75	65.3	11.4

Total shares of class A Common Stock	6,342,189.16	100.0	17.4

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires	884,460.98	33.8	2.4
San Martin 137
C1004AAC Buenos Aires, Argentina
Banco de la Nación Argentina	295,944.50	11.3	0.8
Bartolomé Mitre 326
1036 Buenos Aires, Argentina
The Korea Exchange Bank	147,172.50	5.6	0.4
181, Euljiro 2GA
Jungu, Seoul, Korea
Sub-Total shares of class B Common Stock	1,327,577.98	50.7	3.6

Total shares of class B Common Stock	2,617,783.63	100.0	7.2

Class E3	Number of Shares	% of Class	% of Total
Arnhold and S. Bleichroeder Advisers, LLC	3,541,212.00	12.9	9.7
1345 Avenue of the Americas
New York, New York 10105-4300
Brandes Investment Partners, L.P.	2,173,513.00	7.9	6.0
11988 El Camino Real, Suite 500
San Diego, California 92130

Sub-Total shares of class E Common Stock	5,714,725.00	20.8	15.7

Total shares of class E Common Stock	27,453,115.00	100.0	75.4

Total shares of Common Stock	36,413,087.79		100.0

[1]
Does not include an aggregate of 3,289 class E shares corresponding to Mr. Roberto Feletti’s entitlement under the 2008 Stock Incentive Plan, that were issued to his employer, Banco de la Nación Argentina.

[2]
Does not include an aggregate of 5,630 class E shares corresponding to Mr. José Maria Rabelo’s entitlement under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan, that were issued to his employer, Banco do Brasil.

[3]	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated December 31, 2008.

The presence (in person or by proxy) of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting.  The presence (in person or by proxy) of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors.  If a quorum is not present at the Annual Meeting on Wednesday, April 15, 2009, at 10:00 a.m. (Panama time), then a second meeting will be held at 10:00 a.m. (Panama time) on Thursday, April 16, 2009, at the same location, with the shareholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

APPROVAL OF THE BANK’S
AUDITED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

(PROPOSAL 1)

The Bank’s audited financial statements for the fiscal year ended December 31, 2008, were prepared by the Bank in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), and were audited by the Bank’s independent auditors, Deloitte, in accordance with U.S. Generally Accepted Auditing Standards.  At the Annual Meeting, the shareholders will vote to approve the Bank’s annual audited financial statements; however, the audited financial statements are not subject to change as a result of such vote.  As has been customary at prior annual meetings of the Bank’s shareholders, officers of the Bank will be available to answer any questions that may be posed by shareholders of the Bank attending the Annual Meeting regarding the Bank’s financial results.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPROVAL OF THE BANK’S AUDITED FINANCIAL STATEMENTS FOR THE
FISCAL YEAR ENDED DECEMBER 31, 2008.

APPOINTMENT OF INDEPENDENT AUDITORS

(PROPOSAL 2)

The Board recommends that the shareholders appoint Deloitte as independent auditors for the Bank for the fiscal year ending December 31, 2009.  The Bank has been advised by Deloitte that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients.  Deloitte will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by shareholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPOINTMENT OF DELOITTE AS INDEPENDENT AUDITORS OF THE BANK FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.

ELECTION OF DIRECTORS

(PROPOSAL 3)

The Board consists of ten directors in accordance with the Bank’s Articles of Incorporation.  Three directors are elected by the holders of the class A shares, five directors are elected by the holders of the class E shares, and two directors are elected by the holders of all classes of the Bank’s common stock.

Except for the Bank’s Chief Executive Officer, Mr. Jaime Rivera, and for Mr. Guillermo Güémez , all the members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the rules of the New York Stock Exchange (the “NYSE”), and Agreement No. 04-2001 of the Superintendency of Banks of the Republic of Panama (the “Superintendency of Banks”).  Information regarding the independence determination of directors is included on the Bank’s website at http://www.bladex.com/Investors Center/Corporate Governance.

Members of the Board are elected at annual meetings of shareholders of the Bank, and each director serves a term of three years.  Directors can be re-elected once or multiple times. In the election of members of the Board representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class.  This means that a shareholder of each class has a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected, or among two or more of them, as the shareholder may decide.  Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

At the Annual Meeting, common shareholders will be asked to elect three directors (one director to represent the holders of the class E shares of the Bank’s common stock, and two directors to represent the holders of all classes of shares of the Bank’s common stock) to the Board.  The votes of the holders of the class E shares will be counted separately as a class for the purpose of electing the director to represent the holders of the class E shares.  Each elected director will serve a term of three years.  The Board has nominated Will C, Wood as a director to represent the holders of the class E shares, and Gonzalo Menéndez Duque and Jaime Rivera as directors to represent the holders of all classes of shares of the Bank’s common stock.

One Director Nominated for Re-election to Represent Holders of Class E Shares

With the recommendation of the Bank’s Nomination and Compensation Committee, the Board has nominated Will C. Wood for re-election as a director to represent the holders of the class E shares of the Bank’s common stock.

                Will C. Wood has served as the founding principal of Kentwood Associates of Menlo Park, California since 1993. He is a trustee of Dodge & Cox mutual funds.  He was employed by Wells Fargo in the International Banking Group and served as an Executive Vice President from 1986 to 1989. While at Wells Fargo, Mr. Wood also was a Director of the Bankers’ Association for Foreign Trade and PEFCO, a privately owned export finance company. He was employed by Crocker Bank and served as Executive Vice President in charge of the International Division and Manager of the Latin America Area from 1975 to 1986. Mr. Wood previously worked for Citibank in La Paz, Bolivia, Lima, Peru and Rio de Janeiro and Sao Paulo, Brazil, and began his career with Citibank’s Overseas Division in New York in 1964.

Directors Nominated for Re-election to Represent Holders of All Classes of Common Stock

With the recommendation of the Bank’s Nomination and Compensation Committee, the Board has nominated Gonzalo Menéndez Duque and Jaime Rivera for re-election as directors to represent the holders of all classes of common stock.

Gonzalo Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies:  Banco de Chile since 2001, Holdings Quiñenco since 1996, and Antofagasta PLC since 1985.  In addition, he serves as President of the following Luksic group companies:  Banchile Corredores de Bolsa, S.A. since 2007 and Inversiones Vita since 2000.  He also has served as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza since 2005.  Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following:  Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Antofagasta Group, and Banchile Administradora General de Fondos.

Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer.  He joined the Bank in 2002 as Chief Operating Officer.  Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning in 1978, including Managing Director of the Latin America Financial Institutions Group in Miami and the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela.  He has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is member of the International Advisory Committee (IAC) to the Board of Directors of the New York Stock Exchange.  He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University, and a Bachelor of Science degree from Northrop University.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CLASS E SHARES VOTE FOR THE RE-ELECTION OF WILL C. WOOD AS A CLASS E DIRECTOR OF THE BANK AND THAT ALL HOLDERS OF COMMON STOCK VOTE FOR THE RE-ELECTION OF GONZALO MENÉNDEZ DUQUE AND JAIME RIVERA AS DIRECTORS REPRESENTING THE HOLDERS OF ALL CLASSES OF SHARES OF THE BANK’S COMMON STOCK.

 APPROVAL OF AMENDMENTS TO
THE ARTICLES OF INCORPORATION

(PROPOSAL 4)

We are proposing to amend the Bank’s Articles of Incorporation to:

A.           change the Bank’s name;
B.           modify the definition of the business purpose of the Bank;
C.           allow the issuance of preferred shares; and
D.           authorize a new class of common shares.

Amendments 4(A), (B), (C), and (D) to the Articles of Incorporation, summarized below, are beneficial to the Bank and its shareholders because they: (1) broaden the scope of the Bank’s permitted business activities in order to encompass all types of banking and financial business, investments and any other business that promotes foreign trade and economic development of Latin American countries; (2) provide the Bank with flexibility in capital raising transactions by allowing the issuance of preferred shares in connection with a financing, as well as enabling it to respond quickly to, and take advantage of, market conditions and other favorable opportunities; and (3) allow for governments of outside of Latin America to subscribe for shares, therefore broadening the shareholder base of the Bank.

Proposals 4(A), (B), (C), and (D) will be voted upon individually.  For Proposal 4(A) to be approved, the affirmative vote of holders of at least one half (½) plus one of all classes of shares of the Bank’s common stock represented at the Annual Meeting will be required.  For Proposals 4(B), 4(C), and 4(D) to be approved, the following votes will be required:

          (i) the affirmative vote of holders of at least three-fourths (¾) of the issued and outstanding class A common shares; and

          (ii) the affirmative vote of holders of at least one half (½) plus one of all classes of shares of the Bank’s common stock represented at the Annual Meeting.

Both the current Articles of Incorporation and the proposed amendments to the Articles of Incorporation were originally written in the Spanish language and translated into English for your convenience.  Attached hereto as Annexes A through D is a copy of the relevant articles of the Articles of Incorporation in English, marked to show the proposed amendments to the current Articles of Incorporation under each proposal, and as Annex E is a clean copy of the Articles of Incorporation in English, which incorporates all proposed amendments. In the event of any discrepancies between the meaning of the terms of the Articles of Incorporation in English and the Articles of Incorporation in Spanish, the meaning of the terms of the Articles of Incorporation in Spanish will govern.

          A copy of the current Articles of Incorporation in Spanish and the proposed amendments to the Articles of Incorporation in Spanish can be requested, without charge, by contacting the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR AMENDMENTS
4(A), 4(B), 4(C), and 4(D) TO THE ARTICLES OF INCORPORATION.

SUMMARY OF PROPOSED AMENDMENTS TO
THE ARTICLES OF INCORPORATION

          Set forth below is a summary of proposed amendments 4(A), (B), (C), and (D) to the current Articles of Incorporation.  Prior to making any election with respect to proposals 4(A), (B), (C), and (D), all shareholders of the Bank should carefully read the Annexes attached hereto.  Annexes A through D contain a copy of the relevant articles of the Articles of Incorporation in English, marked to show the proposed amendments to the current Articles of Incorporation under each proposal, and Annex E contains a clean copy of the Articles of Incorporation in English, which incorporates all proposed amendments.  Proposals 4(A), (B), (C), and (D) to amend the Articles of Incorporation of the Bank are separate proposals, which will be voted upon individually.

Proposal 4(A) – Amendment to Article 1: Name of the Bank

Article 1.  Name

          The proposed amendment to Article 1 consists of changing the name of the Bank to “Banco Latinoamericano de Comercio Exterior, S.A.” in Spanish, and to “Foreign Trade Bank of Latin America, Inc.” in English.  The Bank will continue to use the name “Bladex” in identifying itself for branding, marketing and other purposes.

          Given the Bank’s increased emphasis on inter-regional trade, the Board has determined that it is appropriate to change the name of the Bank to better reflect the Bank’s  business.

Proposal 4(B) – Amendment to Article 2 and Article 21: Business Purpose

Article 2.  Purpose

          The proposed amendment to this Article eliminates references to specific permitted activities in which the Bank may engage, consistent with its purpose of supporting general foreign trade flows and economic development of Latin American countries.

          The proposed amendment broadens the scope of the Bank’s activities to encompass all types of banking and financial business, investments, and any other types of businesses that support foreign trade flows and the development of Latin American countries.  The proposed amendment will provide the Bank and the Board with the flexibility needed to diversify the range of trade related products and services offered by the Bank, and to adapt its business to changes in the marketplace.

Article 21.  Fundamental Financial Policies

          The proposed amendment modifies previous limitations on the Bank’s activities, and allows the Bank to finance, directly or indirectly, legal entities operating in countries whose corresponding state agency is a holder of class A common shares, as well as legal entities whose corresponding state agency is not a holder of class A common shares, so long as the financing for entities operating in countries whose corresponding state agency is a non-holder of class A common shares, is directly or indirectly related to the foreign trade flows of countries whose state agency is a holder of class A common shares.  Additionally, the proposed amendment clarifies that the foregoing limitations do not apply to the book of investments managed by the Bank’s Treasury.

          The proposed amendment also eliminates references to the Bank’s handling of bankers’ acceptances.

The proposed amendment will provide the Bank and the Board with the flexibility needed to diversify the range of products offered by the Bank and to adapt the Bank to changes in the marketplace and the needs of its clients.

Proposal 4(C) – Amendment to Article 4: Preferred Shares

Article 4.  Authorized Capital

The authorized capital of the Bank currently consists of one hundred eighty-five million (185,000,000) shares, divided as follows:

-	one hundred eighty million (180,000,000) common shares without par value consisting of:
-	forty million (40,000,000) shares designated as class A common shares;
-	forty million (40,000,000) shares designated as class B common shares;
-	one hundred million (100,000,000) shares designated as class E common shares; and
-	five million (5,000,000) shares of preferred stock with a par value of US$10.00 per share.

Although the Bank has no current plans to issue such preferred stock, the proposed amendment seeks to increase the authorized capital of the Bank by five million (5,000,000) shares of preferred stock, for a total of ten million (10,000,000) authorized shares of preferred stock (the “Preferred Shares”) with a par value of US$10.00 per share, which would result in one hundred ninety million (190,000,000) total authorized shares.  The authorized number of class A common shares, class B common shares, and class E common shares, and the rights and privileges associated with the common shares, remain unaltered.

The Preferred Shares may be issued in one or more series, each series having the rights, preferences, privileges and obligations established by the Board of Directors at the time of their original issuance, and set forth in a certificate of designation which will be filed with the Public Registry of Panama.  The issuance of the Preferred Shares will require the affirmative vote of a majority of directors present, which majority must include the affirmative votes of no less than two directors representing the class A shareholders.  The Preferred Shares that are redeemed and cancelled by the Bank may be reissued as part of the same series or another series of the Preferred Shares authorized by the Board of Directors of the Bank.

The Preferred Shares have no voting rights, except as otherwise contemplated in their certificate of designation, and only in the case of breach of their terms. In the event of a breach of the terms of the Preferred Shares, preferred shareholders will be entitled to elect only one (1) director (regardless of the existence of one or more series of the Preferred Shares), and only if so provided in the certificate of designation.  The preferred shareholders will have cumulative voting rights with respect to the election of their director.

The amendment also proposes that all shares of the Bank, including common shares and preferred shares, be issued only in registered form.

 The proposed amendment gives the Board greater flexibility by allowing it to use the Preferred Shares in connection with capital raising transactions.  Although the Bank does not intend to issue the Preferred Shares presently or in the near future, the Bank expects to issue the Preferred Shares in the event of a potential liquidity crisis or if the Bank needs to quickly reinforce its capital.  In addition, the Bank’s ability to issue the Preferred Shares will enable it to respond quickly to, and take advantage of, market conditions and other favorable market opportunities (without incurring the delay and expense associated with calling a special shareholders’ meeting to approve any contemplated stock issuance), given that preferred shares are more attractive to investors because they combine the characteristics of debt and equity by generally not providing voting rights but paying a dividend to holders in priority to common shareholders.  If the Bank does not obtain shareholder approval for the proposed amendment, the Bank will not have the flexibility to issue the Preferred Shares to quickly respond to a potential liquidity crisis or quickly reinforce its capital.

If Proposal 4(C) is approved, all references in the Articles of Incorporation to the old preferred shares issued on April 29, 1986, outside of Article 4, will have no effect and will be eliminated.

Proposal 4(D) – Amendment to Article 4, Article 5, Article 6, and Article 12: New Class F of Common Shares

This proposed amendment establishes a new class of common shares, designed for state-agencies of non-Latin American countries as well as regional and international multilateral financial institutions.  Accordingly, the amendments to Articles 4, 5, 6, and 12 establish a new class F of common shares and set forth its characteristics, including rights and limitations related to the transfer and exchange of the shares, preemptive rights, and the right of class F shareholders to elect a director. The proposed amendment gives the Board greater flexibility to use the class F common shares in connection with shareholdings from state-agencies entities outside of Latin America, as well as multilateral agencies.

Article 4.  Authorized Capital

The proposed amendment establishes a new class F of common shares, and adds one hundred million (100,000,000) shares of common stock to the authorized capital of the Bank, to be issued as class F common shares, without par value.  Class F common shares will only be issued to (i) state entities and agencies of non-Latin American countries, including, among others, central banks and banks in which the related state agency is the majority shareholder of those countries, and (ii) multilateral financial institutions be it international or regional institutions.  The Board of Directors will determine whether a given person qualifies, or not, as a class A, B, or F shareholder.  This proposed amendment to Article 4 will enable to Bank to expand its shareholder base, and aid in capital raising transactions.

Class F common shares do not have any special privileges with respect to voting rights.  Each class F common share will entitle its holder to one vote at any meetings of the shareholders of the Bank, and to cumulative voting rights with respect to the election of directors of its class.

Article 5.  Transfer and Exchange of Shares

Class A common shares shall continue only to be transferrable to other class A shareholders or to persons who qualify as class A shareholders.  Class B common shares shall continue only to be transferrable to other class B shareholders, or to persons who qualify as class B shareholders.  Class F common shares will only be transferrable to other class F shareholders or to persons who qualify as class F shareholders.

The holders of class F common shares may exchange class F common shares for class E common shares, at a rate of one (1) class F common share for one (1) class E common share.  These transferability limitations on the class F common shares, as well as the right to exchange class F common shares for class E common shares, are similar to those of the class B common shares.

Article 6.  Pre-emptive Rights

Article 6 has been amended to grant the class F shareholders identical preemptive rights as those possessed by the class A and class B shareholders.

Article 12.  Board of Directors

The proposed amendment grants the Board the authority to dispose of the assets of the Bank, or use them as security for the obligations of the Bank, its subsidiaries, affiliates or persons in which the Bank has an interest.  This proposed amendment will enable the Bank to pursue its business strategy of diversifying the range of products and services it offers, which gives the Board greater flexibility in executing such strategy.

The proposed amendment does not change the current size of the Board of Directors ten (10) members, but it allows for an increase to eleven (11) members in the event the number of issued and outstanding class F common shares is equal to or greater than fifteen percent (15%) of the total number of issued and outstanding common shares of the Bank.  If the number of issued and outstanding class F common shares drops below fifteen percent (15%) of the total number of issued and outstanding common shares of the Bank, the class F shareholders will lose their right to representation on the Board, and the class F director will occupy his or her post only until the next ordinary annual meeting of shareholders, even if on that date the three-year term to which the class F director was elected has not yet expired.  The class F shareholders may regain their right to elect one director if, on any following year, the number of issued and outstanding class F common shares is equal to or greater than fifteen percent (15%) of the total number of issued and outstanding common shares of the Bank.

Under the proposed amendment, all references to class B directors are eliminated, as the class B shareholders lost their right to elect a director when their shareholdings dropped below 10% of the issued and outstanding shares of the Bank.

The proposed amendment allows the Board to nominate class E and class F directors, as well as those directors elected jointly by all common shareholders.

Under the proposed amendment, if a person is elected as a class A or class F director, as the case may be, due to the position or office that person occupies at an institution that is a class A or class F shareholder, respectively, and this is expressly stated at the time of the person’s nomination and election, the person will submit his or her resignation as a director of the Bank if such person ceases to hold such position or office at such institution.  If the person fails to submit his or her resignation as a director of the Bank, the Board may declare the position vacant and proceed to fill the vacancy by electing a new director. The new director will hold office for the remainder of the period of the director being replaced.

The proposed amendment allows not only non-executive oficers (dignatarios) but also directors of the Bank to call a meeting of the Board.  Under the terms of the proposed amendment, and consistent with local banking regulations applicable to the Bank, the presence of the majority of directors who are not employees of the Bank is required to hold a valid meeting of the Board.  The amendment also eliminates the requirement for meetings of the Board to be held once every three (3) months.  This proposed amendment gives the Board the ability to meet as necessary, rather than on an arbitrary schedule, thus making the Board more effective and efficient.

Under the proposed amendment, a written resolution may be approved by a majority of the Board.

The overall goal of these proposed amendments is to assist the Bank and the Board in conducting their duties in a more efficient and effective manner.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR PROPOSALS 4(A),
4(B), 4(C), AND 4(D), TO AMEND THE ARTICLES OF INCORPORATION.

INFORMATION AS TO THE BOARD, COMMITTEES,
NON-EXECUTIVE OFFICERS OF THE BOARD, ADVISORY COUNCIL AND EXECUTIVE OFFICERS OF THE BANK

Information as to Directors

The following table sets forth certain information concerning the directors whose terms do not expire in 2009 and who will continue to serve as directors following the Annual Meeting,  including information with respect to each person’s current position with the Bank and other institutions, country of citizenship, the year that each director’s term expires, and their age.

Name	Position Held With the Bank	Country of Citizenship	Term Expires	Age

CLASS A
José Maria Rabelo	Director	Brazil	2010	53
Vice President of International Wholesale Business
Banco do Brasil
Brazil

Guillermo Güémez García	Director	Mexico	2011	68
Deputy Governor
Banco de Mexico
Mexico

Roberto Feletti	Director	Argentina	2011	50
Vice President
Banco de la Nación Argentina
Argentina

CLASS E
Mario Covo	Director	U.S.A.	2011	51
Chief Executive Officer
Finaccess International
U.S.A.

Maria da Graça França	Director	Brazil	2010	60

Herminio Blanco	Director	Mexico	2010	58
Chief Executive Officer
Soluciones Estrategicas Consultoria
Mexico
William Hayes	Director	U.S.A.	2010	65
President
Wellstone Global Finance, LLC
U.S.A.

José Maria Rabelo has served as Vice President of International and Wholesale Business of Banco do Brasil, since July 2005.  He has been employed by Banco do Brasil in various capacities since 1975, holding the positions of Director of Foreign Trade from 2004 to 2005, General Manager of the Operational Assets Restructuring Unit from 2003 to 2004, Executive Superintendent of the Credit Unit from 1999 to 2000, Executive Superintendent of the Sao Paulo Business Unit from 1998 to 1999, Executive Manager of the Credit Function Unit in 1997, Executive Manager of the Distribution Unit from 1996 to 1997, and Superintendent of the Rio Grande do Norte State Unit in 1996.  Mr. Rabelo was Commercial Director of Aliança do Brasil Insurance Company from 2000 to 2002 and has been, since 2008, the President of the Deliberative Council of PREVI, the pension fund of the employees of Banco do Brasil S.A.

Guillermo Güémez García has served as Deputy Governor of Banco de Mexico since 1995 and served as a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He served as President of the Executive Committee of Grupo Azucarero Mexico and Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C.V. from 1993 to 1994.  Mr. Güémez served as Co-Chairman of the North American Committee, Board Member of Home Mart, S.A. de C.V. and Vice Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. from 1986 to 1994.  He served on the Mexican Business Coordinating Council for the North American Free Trade Agreement (“NAFTA”) in the capacity of Executive Director from 1991 to 1993. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978, Representative in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, and Executive Vice President for International Products from 1986 to 1990.  Mr. Güémez founded and was President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990.  He also has served as a Board Member of the Institute of International Finance and as a Board Member and Chairman of the Executive Committee of International Mexican Bank Ltd.  Prior to that Mr. Güémez was employed by Bank of America Corporation in Mexico as Assistant Representative.

Roberto José Feletti has served as Vice President of Banco de la Nación Argentina since 2006, President of Nación Fideicomisos since March 2008, Member of the Administrative Council of Economic and Finance Center Foundation for Argentina’s Development since April 2007 and Technical Representative for the Third Meeting of the Strategic Commission of Reflection on South American Integration Process held in September and October 2006 and March 2007. He also served as Secretary of Infrastructure and Planning of the City of Buenos Aires, Argentina from 2003 to 2006, President from 2001 to 2003 and Director from 1998 to 2000, both of Banco de la Ciudad de Buenos Aires, Argentina, Chairman of the Board from 2001 to 2002 and Director from 2002 to 2003, both for Red Link, and Coordinator of the Economic Studies Area of the Institute of Studies on State and Participation of State Workers’ Association in Argentina from 1991 to 1997.  Mr. Feletti also was employed in various capacities by Banco Central de la Republica Argentina from 1981 to 1991, and served as fiscal audit assistant of General Tax Administration from 1980 to 1981 and cost analyst from 1978 to 1979, both for La Vascongada in Argentina.

Mario Covo is a founding partner of Finaccess International, Inc. and has been Managing Partner of Helios Advisors in New York since 2000.  He also is one of the founders of Columbus Advisors, where he worked from 1995 to 1999.  Mr. Covo was previously employed at Merrill Lynch, where he was Head of Emerging Markets-Capital Markets from 1989 to 1995.  Prior to working at Merrill Lynch, he was employed by Bankers Trust Company of New York as Vice President in the Latin American Merchant Banking  Group  from  1985  to  1989,  focusing  on  corporate  finance and debt-for-equity  swaps.   Prior to that, Mr. Covo was employed as an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.

Maria da Graça França served as Director of Internal Control of Banco do Brasil from 2006 to 2007.  She also was employed by Banco do Brasil in various other capacities since 1971, including Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984.

Herminio A. Blanco  is the founder and since 2002 has served as Chief Executive Officer of Soluciones Estratégicas Consultoría, Mexico City, and is a founding partner and since 2005 has served as Chairman of IQOM.  He has been a member of the Advisory Board of SSA Mexico since 2008.  Mr. Blanco has served as a board member of Banco Mercantil del Norte-Banorte and CYDSA since 2006, the United States Chamber of Commerce Foundation since 2005 and Arcelor Mittal Steel US since 2004. He has been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2000. He was a senior member of the economic cabinet for President Ernesto Zedillo and the Secretary of Trade and Industry of Mexico from 1994 to 2000.  He was Undersecretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990, and was Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993.  Mr. Blanco was one of the three members of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. He was responsible for the negotiation of the Mexico-European Union free trade agreement and various other free trade agreements with Latin American countries and with Israel.  Mr. Blanco also contributed to the launching of negotiations for a free trade agreement with Japan.  He was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985.  Mr. Blanco was senior advisor to the Finance Minister of Mexico from 1978 to 1980.

William Dick Hayes has served as President of Whaleco, Inc., New York, President of Wellstone Global Finance, LLC, San Francisco, California and Connecticut, and Managing Director and charter member of the Board of Directors and the Investment Committee of WestLB-Tricon Forfaiting Fund Limited, Bermudas since 1999.  He served as Managing Director-Emerging Markets and in various other capacities for West Merchant Bank and Chartered WestLB from 1987 to 1999. Mr. Hayes served as Senior Vice President- Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in various capacities for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984.

Information as to Non-Executive Officers of the Board (Dignatarios)

The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (dignatarios) and their current office or position with other institutions.  Dignatarios are elected annually by the members of the Board.  Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age

Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board	60

Maria da Graça França	Brazil	Treasurer	60

Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	48

Meetings of the Board and Committees

The Board conducts its business through meetings of the Board and through its committees.  During the fiscal year ended December 31, 2008, the Board held ten meetings.  Each director attended an average of 91% of the total number of Board meetings held during the fiscal year ended December 31, 2008.  Each director also attended the prior year’s annual meeting.

The following table sets forth the five committees established by the Board, the current number of members of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2008:

Committee	Number of members	Total number of meetings held

Audit and Compliance Committee	4	8
Credit Policy and Risk Assessment Committee	5	5
Assets and Liabilities Committee	5	8
Nomination and Compensation Committee	4	11
Business Committee	5	5

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board.  According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors.  The current members of the Audit and Compliance Committee are Will C. Wood (Chairman), Gonzalo Menéndez Duque, Maria da Graça França, and Roberto Feletti.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency of Banks.  In addition, at least one of the members of the Audit and Compliance Committee is a “financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the process of internal and external audit, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics.

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency of Banks, or more often if the circumstances so require.  During the fiscal year ended December 31, 2008, the committee met eight times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, and oversight of the Bank’s independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the Committee’s performance.

The Audit and Compliance Committee pre-approved all audit and non-audit services.

 The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, the Bank’s auditors, for each of the last two fiscal years:

	2008	2007
Audit Fees	$482,000	$426,495
Audit-Related Fees		-
Tax Fees		-
All Other Fees	$71,000	$69,994
Total	$553,000	$496,489

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://www.bladex.com.

Credit Policy and Risk Assessment Committee

The Credit Policy and Risk Assessment Committee is a standing committee of the Board.  No member of the Credit Policy and Risk Assessment Committee can be an employee of the Bank.  The Board has determined that, except for Guillermo Güémez, all members of the Credit Policy and Risk Assessment Committee are independent.  The current members of the Credit Policy and Risk Assessment Committee are Guillermo Güémez García (Chairman), Gonzalo Menéndez Duque, Will C. Wood, Herminio Blanco and José Maria Rabelo.

The Credit Policy and Risk Assessment Committee is in charge of reviewing and recommending to the Board all credit policies and procedures related to the management of the Bank’s risks.  The committee also reviews the quality and profile of the Bank’s credit facilities and the risk levels that the Bank is willing to assume.  The committee’s responsibilities also include, among other things, the review of operational and legal risks, the presentation for Board approval of country limits and limits exceeding delegated authority, and the approval of exemptions to credit policies.

The Credit Policy and Risk Assessment Committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management.  The committee meets at least four times per year.  During the fiscal period ended December 31, 2008, the committee held five meetings.

The Credit Policy and Risk Assessment Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board.  No member of the Assets and Liabilities Committee can be an employee of the Bank. The Board has determined that except for Guillermo Güémez, all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Mario Covo (Chairman), Herminio Blanco, Guillermo Güémez García, William Hayes and José Maria Rabelo.

The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies and procedures related to the Bank’s management of assets and liabilities to meet profitability, liquidity, and market risk control objectives.  As part of its responsibilities, the committee reviews and recommends to the Board, among other things, policies related to the Bank’s funding, interest rate and liquidity gaps, liquidity investments, securities investments, derivative positions, funding strategies, and market risk.

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from the Bank’s management, and by way of its interaction with the Executive Vice President-Senior Managing Director, Treasury & Capital Markets and other members of the Bank’s management. The committee meets at least four times per year.  During the fiscal year ended December 31, 2008, the committee held eight meetings.

The Assets and Liabilities Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Business Committee

The Business Committee is a standing committee of the Board and was established in February, 2008.  The Board has determined that all members of the Business Committee are independent directors. The current members of the Business Committee are William Hayes (Chairman), Gonzalo Menéndez Duque, Mario Covo, Herminio Blanco and José Maria Rabelo.

The Business Committee’s primary responsibility is to support the Bank’s management with business ideas and strategies and to provide follow-up on the business directives of the Board. The committee’s main objective will always be to improve the Bank’s efficiency in the management of the Bank’s various business units.

The Business Committee meets at least four times per year. During the fiscal year ended December 31, 2008, the committee held five meetings.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board.  No member of the Nomination and Compensation Committee can be an employee of the Bank.  The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency of Banks.  The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Mario Covo, William Hayes and Roberto Feletti.

The Nomination and Compensation Committee meets at least four times per year. During the fiscal year ended December 31, 2008, the committee held eleven meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and other executive officers and counseling on succession planning for executive officers; by recommending compensation for Board members and committee members, including cash and equity compensation; by recommending compensation for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising executive officers on issues related to the Bank’s personnel.

The Nomination and Compensation Committee will consider qualified director candidates recommended by shareholders.  All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders.  For the current director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank.  Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website  at http://www.bladex.com.

Mr. Jaime Rivera is the only executive officer that serves as a member of the Board.  None of the Bank’s executive officers serve as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation.  The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise.  Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2008 amounted to $10,000.  During the fiscal year ended December 31, 2008, the Advisory Council met once.  The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age

Roberto Teixeira da Costa	Board Member, Sul America, S.A.	Brazil	74

Carlos Martabit	General Manager, Finance Division, Banco del Estado de Chile	Chile	55

Alberto Motta, Jr	President, Inversiones Bahía Ltd.	Panama	62

Enrique Cornejo	Minister of Transportation and Communications, Peru	Peru	52

Santiago Perdomo	President, Banco Colpatria, Red Multibanca Colpatria	Colombia	51

Executive Officers

Set forth below are the executive officers of the Bank.

Name	Position	Country of Citizenship	Age

Jaime Rivera	Chief Executive Officer	Guatemala	55

Rubens V. Amaral Jr	Executive Vice President, Chief Commercial Officer	Brazil	49

Gregory D. Testerman	Executive Vice President, Senior Managing Director, Treasury & Capital Markets	United States	46

Miguel Moreno	Executive Vice President, Chief Operating Officer	Colombia	55

Name	Position	Country of Citizenship	Age
Miguel A. Kerbes	Senior Vice President, Chief Risk Officer	Uruguay	49

Bismark E. Rodríguez	Senior Vice President, Controller	Venezuela	41

Jaime Celorio	Senior Vice President, Chief Financial Officer	Mexico	37

Ana Maria de Arias	Senior Vice President, Organizational Performance and Development	Panama	44

Manuel Mejía-Aoun	Head of Asset Management (Bladex Asset Management)	Panama	50

Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer.  He joined the Bank in 2002 as Chief Operating Officer.  Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning in 1978, including Managing Director of the Latin America Financial Institutions Group in Miami and the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela.  He has held board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation.  Mr. Rivera is member of the International Advisory Committee (IAC) to the Board of Directors of the NYSE.  He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University, and a Bachelor of Science degree from Northrop University.

Rubens V. Amaral Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank since March 2004.  He previously served as General Manager and Managing Director for North America of Banco do Brasil, New York Branch, since 2000.  Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the  International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1998 to 2000, Deputy General Manager in the New York Branch in charge of the Trade Finance and Correspondent Banking Department from 1994 to 1998, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Department Division – Head Office from 1989 to 1993.  Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988.

Gregory D. Testerman has served as Executive Vice President, Senior Managing Director, Treasury & Capital Markets of the Bank since 2007.  Mr. Testerman previously served as Senior Vice President, and Treasurer of the Bank from 2005 to 2006.  Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989.  Mr. Testerman began his career with The Chase Manhattan Bank, N.A. as Assistant Treasurer in Belgium in 1986, and previously participated in the Corporate Controllers Development Program in New York from 1984 to 1986.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer since July 2007.  He previously served as Senior Vice President and Controller of the Bank since September 2001.  He was a Management Consulting Partner for PricewaterhouseCoopers, Bogotá, Colombia from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia from 1987 to 1988.  Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984.  Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia from 1976 to 1977.

Miguel A. Kerbes has served as Senior Vice President, Chief Risk Officer for the Bank since July 2002.  Mr. Kerbes previously served as Vice President, Risk Management from 2000 to 2002.  He served as the Risk Officer, Southern Cone Area for Banco Santander, with domicile in Chile, from 1995 to 2000, overseeing the Country Risk Managers for the area. From 1992 to 1995 he served with Bank of Boston, Chile as the Risk Director for credit and treasury risks and as Senior Risk Officer.  From 1989 to 1992, Mr. Kerbes participated in the start-up of ING Bank in Chile, continuing as its Risk Officer, with domicile in Chile. He had previously served with ING Bank in Uruguay and participated in the start-up of ING Bank in Argentina from 1982 to 1992.

Bismark E. Rodríguez has served as the Bank’s Controller since July 2007.  Mr. Rodriguez previously served as Vice President of the Internal Audit Department of the Bank since 2004.  Mr. Rodriguez also served as Senior Manager at PricewaterhouseCoopers in various capacities and countries from 1991 to 2003.  Mr. Rodriguez is a Certified Public Accountant (CPA), a Certified Internal Auditor (CIA), a Certified Financial Services Auditor (CFSA), and a Certified Control Self-Assessment Specialist (CCSA); all designations granted by The Institute of Internal Auditors (IIA).

Jaime Celorio was appointed Senior Vice President, Chief Financial Officer of the Bank, in February 2008.  Mr. Celorio previously served as Chief Financial Officer and Chief Administrative Officer for Merrill Lynch Mexico S.A. de C.V., Casa de Bolsa, Mexico from 2002 to 2007.  Mr. Celorio served as Controller Associate of Emerging Markets in New York from 1998 to 2001 and Controller Associate in Mexico from 1995 to 1998, both for the Goldman Sachs Group.  Mr. Celorio also served as Senior Auditor in the Audit Division and Supervisor in Financial Advisory Services from 1991 to 1994, both for PricewaterhouseCoopers, Mexico.

Ana Maria de Arias has served as Senior Vice President of Organizational Performance and Development of the Bank since September 2008.  Ms. Arias previously served as Senior Vice President of Human Resources and Administration from 2007 to 2008 and Senior Vice President of Human Resources and Corporate Operations from 2004 to 2007, both for the Bank.  Prior to her employment with the Bank she served as Vice President of Human Resources from 2000 to 2004 and Assistant Vice President of Human Resources from 1999 to 2000, both for Banco General, S.A., Panama.  She served in various capacities with the Human Resources department of the Panama Canal Commission, Panama, from 1990 to 1999.

Manuel Mejía-Aoun has served as Head of Asset Management of Bladex Asset Management since November 2005.  Mr. Mejía-Aoun has over 19 years of investment experience in emerging markets. Prior to joining the Bank, he was Chief Executive Officer of Maxblue, Deutsche Bank’s first personal financial consultancy business, focusing on high net worth investors in Latin America.  Prior to that he headed the Latin American Foreign Exchange and Local Money Markets Sales and Trading Group at Deutsche Bank.  In 1995, Mr. Mejía-Aoun served as Chief Emerging Markets Strategist at Merrill Lynch, covering fixed income securities in Latin America, Eastern Europe, Africa and Asia. From 1987 to 1995, he established and headed the Emerging Markets Trading Group at Merrill Lynch.

Compensation of Executive Officers and Directors

The Nomination and Compensation Committee has reviewed and discussed this “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination and Compensation Committee has recommended to the Board that the following “Compensation of Executive Officers and Directors” be included in the Bank’s Proxy Statement for 2009.

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2008, to the executive officers employed in the Bank’s Head Office as a group for services in all capacities was $3,264,589.  During the fiscal year ended December 31, 2008, the Bank accrued, and in February 10, 2009 paid, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $817,560.  At December 31, 2008, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $863,801.

In addition, the aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2008, to the executive and non-executive employees of Bladex Asset Management, Inc., a wholly-owned subsidiary of Bladex Holdings, Inc., which is in turn a wholly-owned subsidiary of the Bank, as a group, for services in all capacities, was $3,922,580.  During the fiscal year ended December 31, 2008, the Bank accrued, and on January 30, and February 4, 2009 paid, performance-based allocations and bonuses to this group of executives in the aggregate amount of $1,754,110 and $442,000, respectively.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank to grant restricted shares, restricted stock units, stock options  and/or other similar compensation instruments to the directors,  executive officers and other non-executive employees of the Bank.

On February 12, 2008, the Bank awarded an aggregate of 172,106 stock options and 39,239 restricted stock units under the 2008 Plan to executive officers of the Bank.  The Bank granted an additional aggregate of 52,930 stock options and 12,065 restricted stock units under the 2008 Plan to other non-executive employees of the Bank.  As of December 31, 2008, the compensation cost charged against 2008 income in connection with these restricted stock units and stock options was $178,280 and $178,301, respectively.  The remaining compensation cost for these restricted stock units and options to be charged against income is $1,255,210 over a period of the next 3.12 years.  Under the 2008 Plan the restricted stock units originally provided for a cliff vesting period of four years.  The stock options awarded under the 2008 Plan expire seven years after the award date and are exercisable on the fourth anniversary of the award date.  In November 2008, the Board approved certain amendments to the outstanding restricted stock units and stock options awarded under the 2008 Plan, providing that they now vest at a rate of 25% per year on each anniversary of the award date.  These amendments did not result in additional compensation costs.  In November 2008, the Board approved amendments to the 2004 Indexed Option Plan (“the 2004 Plan”), as well as amendments to outstanding options under the plan, to extend the term of the options by an additional three years (to a term of ten years), and to annually update the index used to determine the exercise price of the options.  The November 2008 amendments also included an adjustment to the standard vesting schedule for options granted under the 2004 Plan, and a related amendment to the vesting schedule of options already issued under the plan so that these outstanding options will vest at a rate of 25% per year, measured from the award date (with vesting occurring on each anniversary of the award date).  Finally, the Board also amended the exercise price of outstanding options held by U.S. taxpayers under the 2004 Plan to provide for a minimum exercise price equal to the fair market value of the Bank’s class E shares on the date of award.  These amendments do not result in an additional compensation cost. As of December 31, 2008, the compensation cost charged against 2008 income in connection with options granted to executive officers under the 2004 Plan was $379,381 and the remaining compensation cost for the options of $236,162 will be charged against income over a period of the next 1.08 years.

In November 2008, the Board also approved amendments to the 2006 Stock Option Plan related to the exercise terms of the outstanding options granted under the plan, which now vest at a rate of 25% per year, on each anniversary of the award date.  These amendments do not result in an additional compensation cost.  As of December 31, 2008, the compensation cost charged against 2008 income in connection with these options was $201,944 and the remaining $428,283 compensation cost for the options will be charged against income over a period of the next 2.12 years.

The Bank sponsors a defined contribution plan for its expatriate officers.  The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his or her salary.  All contributions are administered by a trust through an independent third party.  During 2008, the Bank charged to salaries expense $240,594 with respect to the contribution plan.  As of December 31, 2008, the accumulated liability payable under the contribution plan amounted to $420,370.

2008 Chief Executive Officer Compensation

The 2008 compensation of the Bank's Chief Executive Officer included a base salary of $300,000, a performance-based cash bonus of $350,000, a performance-based stock option grant (under the 2008 Plan) with a value of $300,000, a retirement plan that included a contribution from the Bank of $22,407 during 2008, and other benefits amounting to $10,315.  In addition, the Chief Executive Officer has a contractual severance payment in case of termination without cause of $300,000.

Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $40,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $85,000.  This annual retainer covers seven Board and/or shareholders meetings.  If the Board meets more than seven times, the Bank will pay each director an attendance fee of $1,500 for each additional Board and/or shareholders meeting.  The Chairman of the Board is eligible to receive an additional 50% for each such additional Board, shareholders or committee meeting attended.

The Chairman of the Audit and Compliance Committee receives an annual retainer of $20,000 and the Chairmen of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee receive an annual retainer of $15,000.  The non-Chairman members of the Audit Committee receive an annual retainer of $10,000 and the non-Chairman members of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee, each receive an annual retainer of $7,500.  These annual retainers cover seven meetings of the Audit Committee and six meetings each of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee.  When the Audit Committee has met more than seven times and the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee have met more than six times, the Bank will pay an attendance fee of $1,000 for each additional committee meeting.  The Chairman of each committee of the Board is eligible to receive an additional 50% for each additional committee meeting attended.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2008, to the directors of the Bank as a group for their services as directors was $789,590.

The aggregate number of shares of restricted stock awarded during the year ended December 31, 2008, to non-employee directors of the Bank as a group under the 2008 Plan was 31,246 class E shares, equal to $50,000 for each non-employee director of the Bank and $75,000 for the Chairman of the Board.  As of December 31, 2008, the compensation cost charged against 2008 income in connection with the shares of restricted stock awarded under the 2008 Plan was $43,981, and the remaining compensation cost for these shares of restricted stock of $430,959 will be charged against income over a period of the next 4.54 years.

In November 2008, the Board amended the terms of the restricted stocks granted under the Bladex 2003 Restricted Stock Plan.  In connection with these amendments, awards of restricted stock that were outstanding under the Bladex 2003 Restricted Stock Plan were amended to provide for a vesting schedule of 36% in 2008, 20% in 2009, 17% in 2010, 15% in 2011, and 12% in 2012 (on each anniversary of the date of award).  These amendments do not result in an additional compensation cost.  As of December 31, 2008, the compensation cost charged against income in 2008 in connection with the restricted stock awards granted to non-employee directors was $216,628 as of December 31, 2008, and the remaining compensation cost for these restricted stock awards of $370,685 will be charged against income over a period of the next 3.26 years.

As noted in “Executive Officers Compensation” above, in November 2008, the Board approved certain amendments to the 2004 Plan, and the outstanding options granted under this plan.  These amendments provided for a ten-year term for each option, an updated index to determine the exercise price of these options, and an adjusted vesting schedule under the plan.  For outstanding options granted under the 2004 Plan, the vesting schedule was specifically amended to a rate of 25% per year, measured from the award date (with vesting occurring on each anniversary of the award date) and the exercise price for options held by U.S. taxpayers was adjusted to include a minimum exercise price equal to the fair market value of the Bank’s class E shares on the date of award.  As of December 31, 2008, the compensation cost charged against 2008 income in connection with options granted to directors under the 2004 Plan was $60,449, and the remaining compensation cost for these options of $21,512 will be charged against income over a period of the next 1.08 years.

In November 2008, the Board also approved certain amendments to the vesting schedule of options awarded under the 2006 Stock Option Plan, with 25% of these options vesting on each anniversary of the date of award.  These amendments do not result in an additional compensation cost.  As of December 31, 2008, the compensation cost charged against 2008 income in connection with the options granted under the 2006 Stock Option Plan was $34,391, and the remaining compensation cost for these options of $39,648 will be charged against income over a period of the next 2.12 years.

Beneficial Ownership

As of December 31, 2008, the Bank’s executive officers and directors and members of the Advisory Council, as a group, owned an aggregate of 151,666 class E shares, which was approximately 0.6% of all issued and outstanding class E shares.

The following tables set forth information regarding the number of shares, stock options, deferred equity units, restricted stock units, and indexed stock options owned by the Bank’s executive officers as of December 31, 2008, as well as the restricted stock units and stock options granted in February 2009 under the 2008 Plan.

Name and Position of Executive Officer 1	Number of Shares Beneficially Owned as of December 31, 2008	Number of Shares that may be acquired within 60 days of December 31, 2008	Stock Options (2)	Deferred Equity Units (3)	Indexed Stock Options (4)	Restricted Stock Units (2008 Stock Incentive Plan) (5)	Stock Options (2008 Stock Incentive Plan) (5)

Jaime Rivera
Chief Executive Officer	1,400	181,973	26,495	0	13,319	30,353	137,129

Rubens V. Amaral Jr.
Executive Vice President
Chief Commercial Officer	0	118,012	13,248	0	8,779	29,138	131,800

Gregory D. Testerman
Executive Vice President
Senior Managing Director
Treasury & Capital Markets	0	38,996	10,599	0	5,250	30,110	136,064

Miguel Moreno
Executive Vice President
Chief Operating Officer	5,724	44,216	5,299	0	3,819	13,113	59,115

Miguel A. Kerbes
Senior Vice President
Chief Risk Officer	31,840	28,459	11,698	621	3,020	7,619	34,318

Bismark E. Rodríguez L.
Senior Vice President
Controller	0	1,745	0	0	0	3,278	14,778

Jaime Celorio
Senior Vice President
Chief Financial Officer	0	588	0	0	0	904	4,067

Ana Maria de Arias
Senior Vice President
Organizational Performance and
Development	1,670	27,170	5,299	0	1,812	7,163	32,417

Total	40,634	441,159	72,638	621	35,999	121,678	549,688

(1)	The executive and non-executive employees of Bladex Asset Management, Inc., are not elegible to receive grants under any of the equity compensation plans.
(2)
Includes 68,888 stock options granted to executive officers on February 13, 2007, under the 2006 Stock Incentive Plan, and 3,750 stock options granted under the Bank's 1995 and 1999 Stock Option Plans. In addition, an aggregate number of 33,911 stock options granted to other non-executive employees, under the 2006 Stock Option Plan.

(3)
Deferred Equity Units granted under the Bank's Deferred Compensation Plan ("DC Plan"). In addition, as of the date hereof, there are 2,439 outstanding units that were granted to former executive officers of the Bank under the DC Plan.

(4)	An aggregated amount of 23,549 indexed stock options was granted to other non-executive employees.
(5)
An aggregated amount of 52,930 stock options and 12,065 restricted stock units were granted to other non-executive employees of the Bank on February 12, 2008. In addition, an aggregated amount of 181,379 stock options and 39,773 restricted stock units were granted to other non-executive employees of the Bank on February 10, 2009.

The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, including restricted shares, indexed stock options and stock options, held as of December 31, 2008.

	Number of Shares Beneficially Owned as of December 31, 2008	Number of Shares that may be acquired within 60 days of December	Stock	Restricted Shares	Indexed Stock
Name of Director	(1)	31, 2008	Options	(2)	Options
Guillermo Güémez García (3)	0	0	0	0	0
Roberto Feletti (4)	0	0	0	0	0
José María Rabelo (5)	0	0	0	0	0
Will C. Wood	10,480	6,482	1,061	5,895	536
Mario Covo	8,480	6,482	1,061	5,895	536
Herminio Blanco	28,005	6,482	1,061	5,895	536
William Hayes	20,275	6,482	1,061	5,895	536
María da Graça França	5,630	0	0	5,162	0
Gonzalo Menéndez Duque	12,722	9,727	1,591	8,844	803
Total	85,592	35,655	5,835	37,586	2,947

(1)	Includes class E shares held under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan.
(2)
Under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan, directors receiving restricted shares will have the same rights as shareholders of the Bank, except that all such shares will be subject to restrictions on transferability, which will lapse on the fifth anniversary from the award date. In November 2008, the Board of Directors approved partial vestings of 20% each year on the anniversary date of the grant.

(3)
8,480 class E shares corresponding to Mr. Güemez's entitlement under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan have been issued to his employer, Banco de Mexico. In addition, an aggregate number of 2,119 stock options to which Mr. Güemez was entitled under the 2006 Stock Option Plan have been granted to Banco de Mexico; 1,058 of these options may be acquired within 60 days of December 31, 2008.

(4)	3,289 class E shares corresponding to Mr. Feletti's entitlement under the 2008 Stock Incentive Plan have been issued to his employer, Banco de la Nación Argentina.
(5)	5,630 class E shares corresponding to Mr. Rabelo's entitlement under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan have been issued to his employer, Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Note 17 to the audited financial statements of the Bank for the fiscal year ended December 31, 2008.

Corporate Governance Practices

The Board has decided not to establish a corporate governance committee.  Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level and the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on its website at http://www.bladex.com.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Exportaciones, S.A.
c/o Mr. Gonzalo Menéndez Duque
Director and Chairman of the Board of Directors
Calle 50 and Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

In addition, the Bank has selected EthicsPoint, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls.  In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com/Investors Center/Corporate Governance, under “Corporate Governance – Private Filing of Reports”.

Transactions with Related Persons

Certain directors of the Bank are executive officers of banks and/or other institutions located in Latin America, the Caribbean and elsewhere.  Some of these banks and/or other institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business.  The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions.  As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions of which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

AUDIT AND COMPLIANCE COMMITTEE REPORT

As described more fully in its charter, the purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the process of internal and external audit, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s ethics code.  The Audit and Compliance Committee also is responsible for the appointment, compensation, and oversight of the Bank’s independent auditors, Deloitte, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors.

The Board of Directors has determined that all members of the Audit and Compliance Committee are independent based upon the standard adopted by the Board, which incorporates the independence requirements under applicable laws, rules and regulations.

The Bank’s management has primary responsibility for the preparation, presentation and integrity of the Bank’s consolidated financial statements, the designing and execution of internal controls and procedures to ensure compliance with accounting standards and applicable laws and regulations, and the assessment of the effectiveness of the Bank’s internal control over financial reporting.  Deloitte is responsible for performing an integrated audit of the Bank’s consolidated financial statements and its internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board, and is required to report directly to the Audit and Compliance Committee.  The Audit and Compliance Committee’s responsibility is to monitor and oversee these processes.

The Audit and Compliance Committee meetings facilitate communication among the committee, the Bank’s management, the internal auditors, and the Bank’s independent auditors.  The Audit and Compliance Committee separately meets with each of the internal and independent auditors, with or without the Bank’s management to discuss the results of their examination and their observations and recommendations regarding the Bank’s internal controls.  The Audit and Compliance Committee also has reviewed and discussed the Bank’s audited consolidated financial statements with the Board and the Bank’s management.  The Bank’s management has represented to the Audit and Compliance Committee that the Bank’s consolidated financial statements were prepared in accordance with U.S. GAAP.  The Audit and Compliance Committee discussed with Deloitte the matters required to be discussed by Statement of Auditing Standards No.61, Communications with Audit Committees, as amended.  In addition, Deloitte provided the Audit and Compliance Committee with the written disclosures and letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the committee has discussed with Deloitte that firm’s independence from the Bank.

Based on the review and discussions of the Bank’s audited consolidated financial statements and discussions with the Bank’s management and Deloitte, the Audit and Compliance Committee recommended to the Board that the audited financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2008, for filing with the SEC.

Respectfully submitted,

Audit and Compliance Committee

Will C. Wood, Chairman
Gonzalo Menéndez Duque
Maria da Graça França
Roberto Feletti

SHAREHOLDERS PROPOSALS FOR 2010 ANNUAL MEETING

Any proposals that a shareholder wishes to have included in the Bank’s proxy statement for the 2010 annual meeting of shareholders, including, without limitation, any nomination of a director who the shareholder is entitled to elect, must be received by the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama, no later than January 15, 2010.  In the event the proposal includes a nomination for a directorship, it must include material background information relating to the nominee to allow the Nomination and Compensation Committee to evaluate the nominee.

OTHER MATTERS

If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 13, 2009

ANNEX A
Proposal 4(A): Changes to Article 1 of the Articles of Incorporation

Current Articles of Incorporation	Blackline of Proposed Changes

ARTICLE 1: (Name)

The name of the corporation is Banco Latinoamericano de Exportaciones, S.A. in Spanish and Latin American Export Bank, Inc. in English, and it may also do business under the commercial name BLADEX.

ARTICLE 1: (Name)

The name of the corporation is Banco Latinoamericano de ~~Exportaciones~~Comercio Exterior, S.A. in Spanish and Foreign Trade Bank of Latin ~~American Export Bank~~America, Inc. in English, and it may also do business under the commercial name ~~BLADEX~~Bladex.

A-1

ANNEX B
Proposal 4(B): Changes to Articles 2 and 21 of the Articles of Incorporation

Current Articles of Incorporation	Blackline of Proposed Changes

ARTICLE 2: (Purpose)

The purpose of the corporation is to promote the economic development of Latin American countries, mainly by promoting foreign trade.  For the attainment of this purpose, the corporation may:

ARTICLE 2: (Purpose)

The purpose of the corporation is to promote the economic development of Latin American countries~~, mainly by promoting~~ and their foreign trade.  For the attainment of this purpose, the corporation may~~:~~ carry out all types of banking or financial business, investments, and any other businesses that promote foreign trade as well as the development of Latin American countries.

a)           Establish a Latin American credit system for the export of goods and services, which shall include granting direct export loans, including financing the stages prior to and after export.

b)           Foster a market for bank acceptances extended as a result of operations pertaining to the export of goods of Latin American origin;

c)           Promote the establishment of a Latin American system of export credit insurance and mechanisms that may supplement existing national systems;

d)           Collaborate with Latin American countries in conducting market research, with a view to promoting their exports of goods and services; and

e)           Generally, engage in any kind of banking or financial business intended to promote the development of Latin American countries.

The corporation may also engage in activities other than those described above, provided that, to such effect, it has obtained the approval of the shareholders in a resolution adopted by the affirmative vote of one-half (1/2) plus one of the common shares, either present or represented, in a meeting of shareholders called to obtain such authorization, which affirmative vote shall necessarily include the vote of three-fourths (3/4) of class A common shares issued and outstanding.

~~a)             Establish a Latin American credit system for the export of goods and services, which shall include granting direct export loans, including financing the stages prior to and after export.~~

~~b)              Foster a market for bank acceptances extended as a result of operations pertaining to the export of goods of Latin American origin;~~

~~c)              Promote the establishment of a Latin American system of export credit insurance and mechanisms that may supplement existing national systems;~~

~~d)              Collaborate with Latin American countries in conducting market research, with a view to promoting their exports of goods and services; and~~

~~e)              Generally, engage in any kind of banking or financial business intended to promote the development of Latin American countries.~~

The corporation may also engage in ~~activities other~~different businessess than those described in the paragraph above, provided that, to such effect, it has obtained the approval of the shareholders in a resolution adopted by the affirmative vote of one-half (1/2) plus one of the common shares, either present or represented, in a meeting of shareholders called to obtain such authorization, which affirmative vote shall necessarily include the vote of three-fourths (3/4) of class A common shares issued and outstanding

Current Articles of Incorporation	Blackline of Proposed Changes

ARTICLE 21: (Fundamental Financial Policies)

The fundamental financial policies of the corporation are the following:

a)           In all its credit operations the corporation shall be guided by business criteria framed within the conditions of competition in the financial markets wherein it may operate. Specifically, the corporation shall not grant subsidies of interest rates nor banking commissions under any circumstances.

b)           For the rediscount of documents and the granting of loans, the corporation shall ascertain the existence of adequate conditions for the convertibility and transferability of currencies required to liquidate the corresponding obligations at maturity and, when proper, shall adopt the necessary measures to comply with such conditions.

c)           The corporation may only negotiate bankers acceptances related to the export of goods and services originating from a country whose corresponding state agency is the holder of class A common shares.

d)           The corporation shall only deal with banker’s acceptances that comply with the following requirements:

1)           That they be contained in documents specifying the goods or services being exported, their origin and country of destination.

2)           That they be stated in freely available convertible currencies.

The board of directors shall determine the other characteristics and conditions to be met by documents which may be negotiated by the corporation.

ARTICLE 21: (Fundamental Financial Policies)

The fundamental financial policies of the corporation are the following:

a)           In all its credit operations the corporation shall be guided by business criteria framed within the conditions of competition in the financial markets wherein it may operate. Specifically, the corporation shall not grant subsidies of interest rates nor banking commissions under any circumstances.

b)           For the rediscount of documents and the granting of loans, the corporation shall ascertain the existence of adequate conditions for the convertibility and transferability of currencies required to liquidate the corresponding obligations at maturity and, when proper, shall adopt the necessary measures to comply with such conditions.

~~c) The corporation may only negotiate bankers acceptances related to the export of goods and services originating from a country whose corresponding state agency is the holder of class A common shares.~~

~~d)            The corporation shall only deal with banker’s acceptances that comply with the following requirements:~~

~~1)                  That they be contained in documents specifying the goods or services being exported, their origin and country of destination.~~

~~2)                   That they be stated in freely available convertible currencies.~~

~~The board of directors shall determine the other characteristics and conditions to be met by documents which may be negotiated by the corporation.~~

Current Articles of Incorporation	Blackline of Proposed Changes

e)           The negotiation of banker’s acceptances by the corporation may consist of:

1)           The mere intervention of the corporation in placing them in international financial markets; or

2)           Acquisition thereof for holding the same in the corporation's portfolio; or

3)           The endorsement of such documents for their placement in international financial markets.

f)           The corporation may only extend lines of credit in favor of central banks, commercial banks, financial organizations or other corporations or borrowers of countries where the corresponding state entity in said country is the holder of class A shares.

~~e)              The negotiation of banker’s acceptances by the corporation may consist of:~~

~~1)                   The mere intervention of the corporation in placing them in international financial markets; or~~

~~2)                   Acquisition thereof for holding the same in the corporation's portfolio; or~~

~~3)                   The endorsement of such documents for their placement in international financial markets.~~

~~f)              The corporation may only extend lines of credit in favor of central banks, commercial banks, financial organizations or other corporations or borrowers of countries where the corresponding state entity in said country is the holder of class A shares.~~

c)           The corporation may only grant credit to borrowers organized, domiciled or operating in a country whose corresponding state agency is a holder of class A common shares.  Notwithstanding the foregoing, the corporation may grant credit to borrowers who do not meet the previously stated qualification so long as the object of such loans is, directly or indirectly, related to the foreign trade of countries whose corresponding state agency is a holder of class A common shares.  In order to facilitate the diversification and management of liquidity, credit and market risks, the restrictions described above shall not extend to the investment portfolio administered by the corporation’s Treasury.

g)           The corporation may accept sight and time deposits, negotiate loans and lines of credit in its favor and, in general, issue all type of securities to obtain financial resources. The conditions of these operations by the corporation shall be framed within the policies to which effect determines the board of directors.

d)           ~~g)~~ The corporation may accept sight and time deposits, negotiate loans and lines of credit in its favor and, in general, issue all type of securities to obtain financial resources. The conditions of these operations by the corporation shall be framed within the policies to which effect determines the board of directors.

Current Articles of Incorporation	Blackline of Proposed Changes

h)           The corporation may carry out studies and take any steps that it may deem relevant to establish export credit insurance systems of a multinational nature and collaborate with Latin American countries in carrying out market research for the promotion of exports of goods and services, in accordance with programs approved by the board of directors for such purpose.

e)           ~~h)~~    The corporation may carry out studies and take any steps that it may deem relevant to establish export credit insurance systems of a multinational nature and collaborate with Latin American countries in carrying out market research for the promotion of exports of goods and services, in accordance with programs approved by the board of directors for such purpose.

ANNEX C
Proposal 4(C): Changes to Articles 4 of the Articles of Incorporation

Current Articles of Incorporation	Blackline of Proposed Changes
ARTICLE 4: (Authorized Capital)	ARTICLE 4: (Authorized Capital)
The corporation shall have an authorized capital of one hundred eighty-five million (185,000,000) shares, divided as follows:

a)      One hundred and eighty million (180,000,000) common shares without par value comprised of :

1)      Forty million (40,000,000) class A common shares without par value;

2)      Forty million (40,000,000) class B common shares without par value;

3)      One hundred million (100,000,000) class E common shares without par value; and

The corporation shall have an authorized capital of _________________[1] million (___________) shares, divided as follows:

a)          One hundred and eighty million (180,000,000) common shares without par value comprised of :

1)           Forty million (40,000,000) class A common shares without par value;

2)       Forty million (40,000,000) class B common shares without par value;

3)       One hundred million (100,000,000) class E common shares without par value; and

b) Five million (5,000,000) preferred shares with a par value of ten U.S. dollars (US$10.00) each.	b) ~~Five~~Ten million (~~5,000,000~~ 10,000,000) preferred shares with a par value of ten U.S. dollars (US$10.00) each.
The authorized capital shall be at least equal to the total amount represented by the preferred shares with par value, plus an amount to be determined in respect of every common share without par value to be issued, and the amounts from time to time added to the authorized capital by resolution of the board of directors.

All common shares shall have the same rights and privileges regardless of their class, except in such cases where these articles of incorporation provide otherwise.  Each class A, class B and class E common share shall be entitled to one vote in the meetings of shareholders, except that in respect of the election of directors, voting rights shall be exercised cumulatively by class as provided by article 12 of these articles of incorporation.

The authorized capital shall be at least equal to the total amount represented by the preferred shares with par value, plus an amount to be determined in respect of every common share without par value to be issued, and the amounts from time to time added to the authorized capital by resolution of the board of directors.

All shares of the corporation, including common shares and preferred shares, shall be issued only in registered form.

All common shares shall have the same rights and privileges regardless of their class, except in such cases where these articles of incorporation provide otherwise.  Each class A, class B and class E common share shall be entitled to one vote in the meetings of shareholders, except that in respect of the election of directors, voting rights shall be exercised cumulatively by class as provided by article 12 of these articles of incorporation.

1 The total authorized capital of the bank will depend on the result of the voting for proposals 4(C) (which would increase the authorized capital by 10 million shares) and proposal 4(D) (which would increase the authorized capital by 100 million shares).

Class A common shares may only be issued as registered shares in the name of any of the following entities in Latin American countries:

a)             Central banks;
b)             Banks in which the State is the majority shareholder; or
c)             Other government agencies.

Each country shall expressly appoint the entity that is to subscribe the class A common shares allotted to it. For the purposes of these articles of incorporation, the expression "Latin American countries" includes the countries, associated free states and island territories in the Caribbean.

Class B common shares may only be issued in the name of banks or financial institutions.

Class E common shares may be issued in the name of any person, whether a natural person or a legal entity.

Preferred shares shall be issued by the board of directors, from time to time, in the amounts, for the consideration and in the manner which it may determine.  Such shares may be issued to the bearer or in registered form as the board of directors may determine.  The holder of a certificate of preferred shares issued to bearer may exchange such certificate for another certificate issued to its name and representing the same number of preferred shares; and the holder of a certificate of preferred shares issued in registered form may exchange such certificate for another certificate issued to bearer and representing the same number of preferred shares, subject to the restrictions which it may be necessary or convenient to adopt in order to comply with applicable laws on the transfer shares in any jurisdiction where the proposed transfer is to have effect.

Class A common shares may only be issued as registered shares in the name of any of the following entities in Latin American countries:

a)           Central banks;
b)           Banks in which the State is the majority shareholder; or
c)           Other government agencies.

Each country shall expressly appoint the entity that is to subscribe the class A common shares allotted to it. For the purposes of these articles of incorporation, the expression "Latin American countries" includes the countries, associated free states and island territories in the Caribbean.

Class B common shares may only be issued in the name of banks or financial institutions.

Class E common shares may be issued in the name of any person, whether a natural person or a legal entity.

~~Preferred shares shall be issued by the board of directors, from time to time, in the amounts, for the consideration and in the manner which it may determine.  Such shares may be issued to the bearer or in registered form as the board of directors may determine.  The holder of a certificate of preferred shares issued to bearer may exchange such certificate for another certificate issued to its name and representing the same number of preferred shares; and the holder of a certificate of preferred shares issued in registered form may exchange such certificate for another certificate issued to bearer and representing the same number of preferred shares, subject to the restrictions which it may be necessary or convenient to adopt in order to comply with applicable laws on the transfer shares in any jurisdiction where the proposed transfer is to have effect.~~

Preferred shares are subject to the following provisions:

a)             They shall receive a minimum annual preferred dividend to be declared by the board of directors, and to be paid, as any other dividend, in semiannual or quarterly installments.  The amount of such dividend, which may be fixed on the basis of a percentage of the par value of preferred shares, shall be determined by the board of directors at the time when it authorizes the issue of preferred shares as provided above;

b)             The corporation may not pay any dividend in cash for common shares in any fiscal year until it has paid the minimum preferred dividend corresponding to preferred shares in that year, or in any other previous year in which the aggregate total dividend corresponding to preferred shares has not been paid;

c)             In the event that the corporation fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in a given fiscal year, and during the following two years fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in those two following years, as well as the amount which it had failed to pay in respect of such first year, or if the corporation, on the due date for payment as indicated under f) below in connection with preferred shares, it fails to make any payment to the sinking fund or fails to redeem any preferred shares, and provided always that at the time of the occurrence of any of the above such preferred shares represent at least ten percent (10%) of the total paid in capital of the corporation, the holders of preferred shares shall be entitled to elect a member of the board of directors, who shall continue in office until the circumstances from which his appointment has arisen cease to exist;

d)             Preferred shares shall not have voting rights, except for the election of a director in the event mentioned in paragraph c) above;

~~Preferred shares are subject to the following provisions~~

~~a)           They shall receive a minimum annual preferred dividend to be declared by the board of directors, and to be paid, as any other dividend, in semiannual or quarterly installments.  The amount of such dividend, which may be fixed on the basis of a percentage of the par value of preferred shares, shall be determined by the board of directors at the time when it authorizes the issue of preferred shares as provided above;~~

b)            ~~The corporation may not pay any dividend in cash for common shares in any fiscal year until it has paid the minimum preferred dividend corresponding to preferred shares in that year, or in any other previous year in which the aggregate total dividend corresponding to preferred shares has not been paid;~~

~~c)           In the event that the corporation fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in a given fiscal year, and during the following two years fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in those two following years, as well as the amount which it had failed to pay in respect of such first year, or if the corporation, on the due date for payment as indicated under f) below in connection with preferred shares, it fails to make any payment to the sinking fund or fails to redeem any preferred shares, and provided always that at the time of the occurrence of any of the above such preferred shares represent at least ten percent (10%) of the total paid in capital of the corporation, the holders of preferred shares shall be entitled to elect a member of the board of directors, who shall continue in office until the circumstances from which his appointment has arisen cease to exist;~~

~~d)           Preferred shares shall not have voting rights, except for the election of a director in the event mentioned in paragraph c) above;~~

e)             Preferred shares shall  have no preemptive rights under article 6 of the articles of incorporation;

f)             In addition, pursuant to article 2 of Law 32 of 1927 on corporations, preferred shares shall be subject to such designations, preferences, privileges, restrictions or qualifications (including, without limitation, provisions concerning redemption of preferred shares through the creation of a sinking fund or otherwise) as the board of directors may determine at the time of authorizing the issue of preferred shares.

~~e)          Preferred shares shall  have no preemptive rights under article 6 of the articles of incorporation;~~

~~f)           In addition, pursuant to article 2 of Law 32 of 1927 on corporations, preferred shares shall be subject to such designations~~preferences, privileges~~, restrictions or qualifications (including, without limitation, provisions concerning redemption of preferred shares through the creation of a sinking fund or otherwise) as the board of directors may determine at the time of authorizing the issue of preferred shares.~~

The preferred shares may be issued in one or more series, and each of those series shall have the rights, preferences, privileges and obligations that the board of directors establishes at the time of their original issuance, through a certificate of designation, which shall be filed with the Public Registry of the Republic of Panama.  The issuance of preferred shares will require the affirmative vote of a majority of directors present, which majority must include the votes of no less than two (2) directors which represent the class A shareholders.  The preferred shares have no voting rights, except as otherwise contemplated in their certificate of designation, and only in the case of breach of their terms.  The preferred shareholders will only have the right to elect one (1) director (regardless of the existence of one or more series of preferred shares) in the event of breach of the terms of the preferred shares, and only if so contemplated in the certificate of designation. The election of said director, if such be the case, shall be made in accordance with the cumulative voting system set forth in Article 12 of these articles of incorporation.  In the event the preferred shareholders have the right to elect one (1) director, the total number of directors of the corporation contemplated in Article 12 of these articles of incorporation shall be increased by one. The preferred shares that are redeemed and canceled by the corporation may be re-issued as part of the same or another series of preferred shares authorized by the board of directors of the corporation.

ANNEX D
Proposal 4(D): Changes to Articles 4, 5, 6 and 12 of the Articles of Incorporation

Current Articles of Incorporation	Blackline of Proposed Changes

ARTICLE 4: (Authorized Capital)

The corporation shall have an authorized capital of one hundred eighty-five million (185,000,000) shares, divided as follows:

a)           One hundred and eighty million (180,000,000) common shares without par value comprised of :

1)           Forty million (40,000,000) class A common shares without par value;

2)      Forty million (40,000,000) class B common shares without par value;

3)      One hundred million (100,000,000) class E common shares without par value; and

b)      Five million (5,000,000) preferred shares with a par value of ten U.S. dollars (US$10.00) each.

The authorized capital shall be at least equal to the total amount represented by the preferred shares with par value, plus an amount to be determined in respect of every common share without par value to be issued, and the amounts from time to time added to the authorized capital by resolution of the board of directors.

All common shares shall have the same rights and privileges regardless of their class, except in such cases where these articles of incorporation expressly provide otherwise.  Each class A, class B and class E common share shall be entitled to one vote in the meetings of shareholders, except that in respect of the election of directors, voting rights shall be exercised cumulatively by class as provided by article 12 of these articles of incorporation.

ARTICLE 4: (Authorized Capital)

The corporation shall have an authorized capital of _________________[2] million (___________) shares, divided as follows:

a)          ~~One~~Two hundred and eighty million (~~180,000,000~~280,000,000) common shares without par value comprised of :

1)          Forty million (40,000,000) class A common shares without par value;

2)          Forty million (40,000,000) class B common shares without par value;

3)          One hundred million (100,000,000) class E common shares without par value; ~~and~~

4)          One hundred million (100,000,000) class F common shares without par value; and

b)          Five million (5,000,000) preferred shares with a par value of ten U.S. dollars (US$10.00) each.[3]

The authorized capital shall be at least equal to the total amount represented by the preferred shares with par value, if any, plus an amount to be determined in respect of every common share without par value to be issued, and the amounts from time to time added to the authorized capital by resolution of the board of directors.

All common shares shall have the same rights and privileges regardless of their class, except in such cases where these articles of incorporation expressly provide otherwise.  Each class A, class B, class E, and class ~~E~~F common share shall be entitled to one vote in the meetings of shareholders, except that in respect of the election of directors, voting rights shall be exercised cumulatively by class as provided by article 12 of these articles of incorporation.

2 The total authorized capital of the bank will depend on the result of the voting for proposals 4(C) (which would increase the authorized capital by 10 million shares) and proposal 4(D) (which would increase the authorized capital by 100 million shares).
3 In the event Proposal 4(C) is passed, all references to preferred shares in the Articles of Incorporation shall be deleted and replaced witht the contents of proposal 4(C).

Class A common shares may only be issued as registered shares in the name of any of the following entities in Latin American countries:

a)           Central banks;
b)           Banks in which the State is the majority shareholder; or
c)           Other government agencies.

Each country shall expressly appoint the entity that is to subscribe the class A common shares allotted to it. For the purposes of these articles of incorporation, the expression "Latin American countries" includes the countries, associated free states and island territories in the Caribbean.

Class B common shares may only be issued in the name of banks or financial institutions.

Class E common shares may be issued in the name of any person, whether a natural person or a legal entity.

Class A common shares may only be issued as registered shares in the name of any of the following entities in Latin American countries:

a)          Central banks;
b)          Banks in which the State is the majority shareholder; or
c)          Other government agencies.

~~Each country shall expressly appoint the entity that is to subscribe the class A common shares allotted to it. For the~~For purposes of these articles of incorporation, the expression "Latin American countries" includes the countries, associated free states and island territories in the Caribbean.

Class B common shares may only be issued in the name of banks or financial institutions.

Class E common shares may be issued in the name of any person, whether a natural person or a legal entity.

Class F common shares may only be issued in the name of:

a)           State entities and agencies of non-Latin American countries, including, among others, central banks and banks in which the State is the majority shareholder, of those countries; and

b)           Multilateral financial institutions, be it international or regional institutions.

The board of directors shall determine whether a given person qualifies, or not, as a shareholder of the A, B, or F class of shares of the corporation.

Preferred shares shall be issued by the board of directors, from time to time, in the amounts, for the consideration and in the manner which it may determine.  Such shares may be issued to the bearer or in registered form as the board of directors may determine.  The holder of a certificate of preferred shares issued to bearer may exchange such certificate for another certificate issued to its name and representing the same number of preferred shares; and the holder of a certificate of preferred shares issued in registered form may exchange such certificate for another certificate issued to bearer and representing the same number of preferred shares, subject to the restrictions which it may be necessary or convenient to adopt in order to comply with applicable laws on the transfer shares in any jurisdiction where the proposed transfer is to have effect.

Preferred shares are subject to the following provisions:

a)             They shall receive a minimum annual preferred dividend to be declared by the board of directors, and to be paid, as any other dividend, in semiannual or quarterly installments.  The amount of such dividend, which may be fixed on the basis of a percentage of the par value of preferred shares, shall be determined by the board of directors at the time when it authorizes the issue of preferred shares as provided above;

b)             The corporation may not pay any dividend in cash for common shares in any fiscal year until it has paid the minimum preferred dividend corresponding to preferred shares in that year, or in any other previous year in which the aggregate total dividend corresponding to preferred shares has not been paid;

c)             In the event that the corporation fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in a given fiscal year, and during the following two years fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in those two following years, as well as the amount which it had failed to pay in respect of such first year, or if the corporation, on the due date for payment as indicated under f) below in connection with preferred shares, it fails to make any payment to the sinking fund or fails to redeem any preferred shares, and provided always that at the time of the occurrence of any of the above such preferred shares represent at least ten percent (10%) of the total paid in capital of the corporation, the holders of preferred shares shall be entitled to elect a member of the board of directors, who shall continue in office until the circumstances from which his appointment has arisen cease to exist;

Preferred shares shall be issued by the board of directors, from time to time, in the amounts, for the consideration and in the manner which it may determine.  Such shares may be issued to the bearer or in registered form as the board of directors may determine.  The holder of a certificate of preferred shares issued to bearer may exchange such certificate for another certificate issued to its name and representing the same number of preferred shares; and the holder of a certificate of preferred shares issued in registered form may exchange such certificate for another certificate issued to bearer and representing the same number of preferred shares, subject to the restrictions which it may be necessary or convenient to adopt in order to comply with applicable laws on the transfer shares in any jurisdiction where the proposed transfer is to have effect.

Preferred shares are subject to the following provisions:

a)             They shall receive a minimum annual preferred dividend to be declared by the board of directors, and to be paid, as any other dividend, in semiannual or quarterly installments.  The amount of such dividend, which may be fixed on the basis of a percentage of the par value of preferred shares, shall be determined by the board of directors at the time when it authorizes the issue of preferred shares as provided above;

b)             The corporation may not pay any dividend in cash for common shares in any fiscal year until it has paid the minimum preferred dividend corresponding to preferred shares in that year, or in any other previous year in which the aggregate total dividend corresponding to preferred shares has not been paid;

c)             In the event that the corporation fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in a given fiscal year, and during the following two years fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in those two following years, as well as the amount which it had failed to pay in respect of such first year, or if the corporation, on the due date for payment as indicated under f) below in connection with preferred shares, it fails to make any payment to the sinking fund or fails to redeem any preferred shares, and provided always that at the time of the occurrence of any of the above such preferred shares represent at least ten percent (10%) of the total paid in capital of the corporation, the holders of preferred shares shall be entitled to elect a member of the board of directors, who shall continue in office until the circumstances from which his appointment has arisen cease to exist;

d)             Preferred shares shall not have voting rights, except for the election of a director in the event mentioned in paragraph c) above;

e)             Preferred shares shall  have no preemptive rights under article 6 of the articles of incorporation;

f)             In addition, pursuant to article 2 of Law 32 of 1927 on corporations, preferred shares shall be subject to such designations, preferences, privileges, restrictions or qualifications (including, without limitation, provisions concerning redemption of preferred shares through the creation of a sinking fund or otherwise) as the board of directors may determine at the time of authorizing the issue of preferred shares.

d)             Preferred shares shall not have voting rights, except for the election of a director in the event mentioned in paragraph c) above;

e)             Preferred shares shall  have no preemptive rights under article 6 of the articles of incorporation;

f)             In addition, pursuant to article 2 of Law 32 of 1927 on corporations, preferred shares shall be subject to such designations, preferences, privileges, restrictions or qualifications (including, without limitation, provisions concerning redemption of preferred shares through the creation of a sinking fund or otherwise) as the board of directors may determine at the time of authorizing the issue of preferred shares.

ARTICLE 5: (Transfer and Exchange of Shares)

Class A common shares may only be transferred between the agencies designated by each Latin American country.

Class B common shares may only be transferred between banks and financial institutions.

Class E common shares may be freely transferred without restriction to any person, whether a natural person or a legal entity.

ARTICLE 5: (Transfer and Exchange of Shares)

Class A common shares may only be transferred between the ~~agencies designated by each Latin American country.~~class A shareholders or persons that qualify to be class A shareholders.

Class B common shares may only be transferred between ~~banks and financial institutions~~the class B shareholders or persons that qualify to be class B shareholders.

Class E common shares may be freely transferred without restriction to any person, whether a natural person or a legal entity.

Preferred shares may be freely transferred, provided that any restrictions, which it may be necessary or appropriate to apply in order to comply with existing legislation concerning transfer of shares in any jurisdiction where the proposed transfer is to have effect, are abided by.

The holders of class B common shares may at any time, and with no limitation, exchange class B common shares for class E common shares, at a rate of one (1) class B common shares for one (1) class E common shares.  Wherever the right of conversion dealt with in this paragraph is exercised, the class B shares being exchanged shall de converted into class E shares, and consequently the certificates representing the shares that are transferred shall be cancelled, and in their stead new certificates representing class E shares shall be issued.

Class F common shares may only be transferred between the class F shareholders or persons that qualify to be class F shareholders.

Preferred shares may be freely transferred, provided that any restrictions, which it may be necessary or appropriate to apply in order to comply with existing legislation concerning transfer of shares in any jurisdiction where the proposed transfer is to have effect, are abided by.

The holders of class B common shares may at any time, and with no limitation, exchange class B common shares for class E common shares, at a rate of one (1) class B common shares for one (1) class E common shares.  Wherever the right of conversion dealt with in this paragraph is exercised, the class B shares being exchanged shall de converted into class E shares, and consequently the certificates representing the shares that are transferred shall be cancelled, and in their stead new certificates representing class E shares shall be issued.

Similarly, the holders of class F common shares may at any time, and with no limitation, exchange their class F common shares for class E common shares, at a rate of one (1) class F common share for one (1) class E common share.  Any time the right of conversion dealt with in this paragraph is exercised, the class F shares being exchanged shall be converted into class E shares, and consequently the certificates representing the shares that are transferred shall be cancelled, and in their stead new certificates representing class E shares shall be issued.

ARTICLE 6: (Pre-emptive Rights)

Class A and class B shareholders shall have pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them.  Notwithstanding the foregoing, in any given year, the corporation may sell up to three percent (3%) of each of the issued and outstanding class A and class B common shares of record as of January 1st of such year without triggering pre-emptive rights with respect to those shares. The holders of class E shares shall have no pre-emptive rights in respect of any class of shares issued by virtue of a capital increase.  The liability of shareholders is limited to the amounts unpaid for shares subscribed.

ARTICLE 6: (Pre-emptive Rights)

Class A, ~~and~~ class B, and class F shareholders shall have pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them.  Notwithstanding the foregoing, in any given year, the corporation may issue or sell up to three percent (3%) of each of the issued and outstanding class A and class B, and class F common shares of record as of January 1st of such year without triggering pre-emptive rights with respect to those shares. The holders of class E shares shall have no pre-emptive rights in respect of any class of shares issued by virtue of a capital increase.  The liability of shareholders is limited to the amounts unpaid for shares subscribed.

ARTICLE 12: (Board of Directors)

The board of directors shall direct and control the business and assets of the corporation, except for those matters specifically reserved to shareholders by law or these articles of incorporation.

The board of directors may grant general and special powers of attorney, authorizing directors, officers and employees of the corporation or other persons to transact such business and affairs within the competence of the board of directors, as the board of directors may deem convenient to entrust to each of them.

The board of the directors shall consist of ten (10) members, as follows:

(a)           three (3) directors shall be elected by the holders of the class A common shares;

(b)           two (2) directors shall be elected by the holders of the class B common shares;

(c)           three (3) directors shall be elected by the holders of the class E common shares;

ARTICLE 12: (Board of Directors)

The board of directors shall direct and control the business and assets of the corporation, except for those matters specifically reserved to shareholders by law or these articles of incorporation. Without limiting the generality of the foregoing, the board of directors may dispose of the assets of the corporation or give them as security for obligations of the corporation or of its subsidiaries or affiliates or of persons in which in the corporation has an interest.

The board of directors may grant general and special powers of attorney, authorizing directors, officers and employees of the corporation or other persons to transact such business and affairs within the competence of the board of directors, as the board of directors may deem convenient to entrust to each of them.

The board of the directors shall consist of ten (10) members, but may be increased to eleven (11) members, as follows:

a)            three (3) directors shall be elected by the holders of the class A common shares;

~~(b)           two (2) directors shall be elected by the holders of the class B common shares;~~

b)           ~~(c)           three~~five (~~3~~5) directors shall be elected by the holders of the class E common shares;

(d)           two (2) directors shall be elected by the holders of all of the common shares. The board of directors shall nominate candidates for these directorships.  Such candidates shall include the Chief Executive Officer of the corporation.

c)           ~~(d)~~           two (2) directors shall be elected by the holders of all of the common shares~~. The board of directors shall nominate candidates for these directorships.  Such candidates~~, of which one candidate for election shall include the Chief Executive Officer of the corporation~~.~~; and

d)           so long as the number of issued and outstanding class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation, the class F shareholders shall have the right to elect one (1) director of the corporation.  For purposes of this paragraph, on December 31st of each year, the President and Secretary of the corporation shall jointly determine, based upon the stock register of the corporation, the percentage that the total number of issued and outstanding class F shares bear to the total number of issued and outstanding shares of common stock of the corporation on that date. Should the percentage so determined be such as to grant the class F sharenolders the right to elect said director, the corporation shall take the necessary measures for the election of the same at the next ordinary annual meeting of shareholders.  On the contrary, if the percentage so determined is such as to make the class F shareholders lose their right to representation on the board of directors, this shall be made known at the next ordinary annual meeting of shareholders and the class F director occupying the class F post will occupy so only until said ordinary annual meeting of shareholders, even if on that date the three-year term to which the class F director was elected has not yet expired.  Despite the class F shareholders having lost the right to elect a director on a given year, this right shall be recovered if on any following December 31st the class F shareholders have a percentage of participation that allows them to elect one (1) director, as contemplated in this article.

Notwithstanding the foregoing, whenever the total number of issued and outstanding class B shares is less than twenty percent (20%) but more than or equal to ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall be entitled to elect only one director, and if such number were to be less than ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall forfeit their right to elect directors of the corporation, without being able to regain such right again.  Vacancies occurring in the board of the directors by virtue of a reduction in the number of directors elected by the class B shares shall be filled by the holders of the class E shares.  For purposes of this paragraph, beginning in the year 2001, on the first business day of each year, the President and the Chief Executive Officer of the corporation shall jointly determine, based upon the stock register of the corporation, the percentage that the total number of issued and outstanding class B shares bear to the total number of issued and outstanding shares of common stock of the corporation. Should the percentage so determined be such as to require a reduction in the number of directors whom the holders of Class B common shares are entitled to elect in accordance with the provisions of this article, the board of directors of the corporation shall, by means of a resolution, fix the number of directors to be elected by each class of shares in the next annual meeting of shareholders.  This resolution of the board of directors shall be recorded in the Public Registry.

~~Notwithstanding the foregoing, whenever the total number of issued and outstanding class B shares is less than twenty percent (20%) but more than or equal to ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall be entitled to elect only one director, and if such number were to be less than ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall forfeit their right to elect directors of the corporation, without being able to regain such right again.  Vacancies occurring in the board of the directors by virtue of a reduction in the number of directors elected by the class B shares shall be filled by the holders of the class E shares.  For purposes of this paragraph, beginning in the year 2001, on the first business day of each year, the President and the Chief Executive Officer of the corporation shall jointly determine, based upon the stock register of the corporation, the percentage that the total number of issued and outstanding class B shares bear to the total number of issued and outstanding shares of common stock of the corporation. Should the percentage so determined be such as to require a reduction in the number of directors whom the holders of Class B common shares are entitled to elect in accordance with the provisions of this article, the board of directors of the corporation shall, by means of a resolution, fix the number of directors to be elected by each class of shares in the next annual meeting of shareholders.  This resolution of the board of directors shall be recorded in the Public Registry.~~

The board of directors may nominate candidates for the position of director for the E and F class of shares and those elected by all the classess jointly.

In the annual ordinary meeting of shareholders, the shareholders of each class shall elect the directors that they are entitled to appoint, in accordance with this article and the other provisions of these articles of incorporation.  For all legal purposes, the composition of the board of directors shall remain the same until the new director or directors have been elected by the annual ordinary meeting of shareholders.

The directors shall be elected for periods of three (3) years, and they may be re-elected.

Whenever a person is elected as a class A or class B director, as the case may be, because such person holds an office at a particular governmental or banking institution, such person shall submit his or her resignation as a director of the corporation if such person ceases to have such a relation with the said institution. Should such person fail to submit his or her resignation as a director of the corporation, the board of directors may declare the position vacant and proceed to fill the vacancy by electing a new director. The new director shall hold such office for the remainder of the period of the director being replaced.

As provided in article 4 (c) of these articles of incorporation, in the event that the corporation fails to pay the minimum preferred dividend corresponding to the preferred shares for any fiscal year, and for the following two fiscal years, or if the corporation fails to make any payment to the sinking fund or to redeem the preferred shares as provided in article 4(f) hereof, and provided that at such time the issued and outstanding preferred shares represent at least ten percent (10%) of the total paid-in capital of the corporation, the holders of the preferred shares shall be entitled to elect a member of the board of directors who shall remain in office until the circumstances that caused his appointment cease to exist.

The holders of the class A, class B and class E shares shall vote separately as a class for the election of the directors of the corporation.  The provisions of these articles of incorporation with respect to separate meetings by class of holders of shares of common stock for the election of directors shall also apply to the meetings of the holders of the preferred shares for the election of the director to be elected by the holders of the preferred shares.

In the annual ordinary meeting of shareholders, the shareholders of each class shall elect the directors that they are entitled to appoint, in accordance with this article and the other provisions of these articles of incorporation.  For all legal purposes, the composition of the board of directors shall remain the same until the new director or directors have been elected by the annual ordinary meeting of shareholders.

The directors shall be elected for periods of three (3) years, and they may be re-elected.

Whenever a person is elected as a class A or class ~~B~~F director, as the case may be, ~~because such person holds an office at a particular governmental or banking institution~~due to the position that person occupies at an institution that is a class A or class F shareholder, respectively, and this is expressly stated at the time of such person’s nomination and election, such person shall submit his or her resignation as a director of the corporation if such person ceases to have such relation with the said institution.  Should such person fail to submit his or her resignation as a director of the corporation, the board of directors may declare the position vacant and proceed to fill the vacancy by electing a new director. The new director shall hold such office for the remainder of the period of the director being replaced.

As provided in article 4 (c) of these articles of incorporation, in the event that the corporation fails to pay the minimum preferred dividend corresponding to the preferred shares for any fiscal year, and for the following two fiscal years, or if the corporation fails to make any payment to the sinking fund or to redeem the preferred shares as provided in article 4(f) hereof, and provided that at such time the issued and outstanding preferred shares represent at least ten percent (10%) of the total paid-in capital of the corporation, the holders of the preferred shares shall be entitled to elect a member of the board of directors who shall remain in office until the circumstances that caused his appointment cease to exist.

The holders of the class A, class ~~B~~E, and class ~~E~~F shares shall vote separately as a class for the election of the directors of the corporation.  The provisions of these articles of incorporation with respect to separate meetings by class of holders of shares of common stock for the election of directors shall also apply to the meetings of the holders of the preferred shares for the election of the director to be elected by the holders of the preferred shares.

The holders of the class A, class B and class E shares may meet separately as a class, whenever deemed convenient, for the sole purpose of removing a director elected by such class. In addition, each class of shares of common stock may meet separately as a class in order to elect a new director to fill a vacancy in the directors elected by such class, for the remainder of the period of the director being replaced.

For the election of directors, the shareholders of each class shall have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all the directors to be elected or among two or more of them, as the shareholder may decide.

The meetings of the board of directors shall be held at least once every three (3) months in the Republic of Panama or in any other country.  Directors will be deemed to be present at meetings of the board of directors if they are in direct communication by telephone, videoconference or any other means of communications authorized by the board of directors.

Notice of meetings of the board of directors shall be given to each director by an officer of the corporation by personal delivery or by fax, email, telex, courier or air mail.  The presence of at least six (6) directors shall be required in order to hold a valid meeting of the board of directors.

The resolutions of the board of directors shall be adopted by the affirmative vote of the majority of the directors present at the meeting.

The holders of ~~the~~ class A, class ~~B~~E, and class ~~E~~F shares may meet separately as a class, whenever deemed convenient, for the sole purpose of removing a director elected by such class. In addition, each class of shares of common stock may meet separately as a class in order to elect a new director to fill a vacancy in the directors elected by such class, for the remainder of the period of the director being replaced.,if the board of directors has not filled the corresponding vacancy.

For the election of directors, the shareholders of each class shall have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all the directors to be elected or among two or more of them, as the shareholder may decide.

The meetings of the board of directors shall be held ~~at least once every three (3) months~~as frequently as the by-laws stipulate, or as determined by the board of directors, in the Republic of Panama or in any other country.  Directors will be deemed to be present at meetings of the board of directors if they are in direct communication by telephone, videoconference or any other means of communications authorized by the board of directors.

Notice of meetings of the board of directors shall be given to each director by an officer or director of the corporation by personal delivery or by, fax, email, telex, courier or air mail.  The presence of ~~at least six (6)~~a majority of the directors who are not employees of the corporation shall be required in order to hold a valid meeting of the board of directors.

The resolutions of the board of directors shall be adopted by the affirmative vote of the majority of the directors present at the meeting.

Written resolutions of the board of directors that have been signed by at least six (6) directors of the corporation shall be valid and binding resolutions of the board of directors, even if they have been signed on different dates and in different places, provided that the proposed resolution has been timely circulated to all directors.

Written resolutions of the board of directors that have been signed by ~~at least six (6)~~a majority of the directors of the corporation shall be valid and binding resolutions of the board of directors, even if they have been signed on different dates and in different places, provided that the proposed resolution has been timely circulated to all directors.

ANNEX E
FULLY AMENDED ARTICLES OF INCORPORATION

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

ARTICLE 1: (Name)

The name of the corporation is Banco Latinoamericano de Comercio Exterior, S.A. in Spanish and Foreign Trade Bank of Latin America, Inc. in English, and it may also do business under the commercial name Bladex.

ARTICLE 2: (Purpose)

The purpose of the corporation is to promote the economic development of Latin American countries and their foreign trade.  For the attainment of this purpose, the corporation may carry out all types of banking or financial business, investments, and any other businesses that promote foreign trade as well as the development of Latin American countries.

The corporation may also engage in different businessess than those described in the paragraph above, provided that, to such effect, it has obtained the approval of the shareholders in a resolution adopted by the affirmative vote of one-half (1/2) plus one of the common shares, either present or represented, in a meeting of shareholders called to obtain such authorization, which affirmative vote shall necessarily include the vote of three-fourths (3/4) of class A common shares issued and outstanding.

ARTICLE 3: (Powers)

In pursuit of the above-mentioned purposes, the corporation shall have, among others, the power to:

a)	Grant loans and extend credit guaranteed by commercial documents, by credit instruments or by any other form of security, relating to the export of goods and services of any kind;

b)
Own, hold, purchase, sell, withdraw, make, draw, accept, endorse, discount, guarantee and carry out any operation with promissory notes, bills of exchange, option certificates for the acquisition of shares and any other securities or credit instruments in any country, as well as to carry out foreign exchange operations;

c)	Borrow and accept credits from any companies or banking and credit institutions, and to issue bonds, debentures, promissory notes and any other kind of obligations or instruments;

d)	Act as an international financial agent;

e)	Generally, carry out any kind of banking, securities and financial operations.

The list of powers mentioned above shall not be construed as a limitation or restriction of the powers of the corporation, but on the contrary, as additional and supplementary to the general powers and authorities granted to corporations by the laws of the Republic of Panama.

ARTICLE 4: (Authorized Capital)

The corporation shall have an authorized capital of two hundred ninety million (290,000,000) shares, divided as follows:

a)	Two hundred and eighty million (280,000,000) common shares without par value comprised of :

1)	Forty million (40,000,000) class A common shares without par value;

2)	Forty million (40,000,000) class B common shares without par value;

3)	One hundred million (100,000,000) class E common shares without par value;

4)	One hundred million (100,000,000) class F common shares without par value; and

b)	Ten million (10,000,000) preferred shares with a par value of ten U.S. dollars (US$10.00) each.

The authorized capital shall be at least equal to the total amount represented by the preferred shares with par value, if any, plus an amount to be determined in respect of every common share without par value to be issued, and the amounts from time to time added to the authorized capital by resolution of the board of directors.

All shares of the corporation, including common shares and preferred shares, shall be issued only in registered form.

All common shares shall have the same rights and privileges regardless of their class, except in such cases where these articles of incorporation expressly provide otherwise.  Each class A, class B, class E, and class F common share shall be entitled to one vote at meetings of the shareholders, except that in respect of the election of directors, voting rights shall be exercised cumulatively by class as provided by article 12 of these articles of incorporation.

Class A common shares may only be issued in the name of any of the following entities in Latin American countries:

a)	Central banks;

b)	Banks in which the State is the majority shareholder; or

c)	Other government agencies.

For purposes of these articles of incorporation, the expression "Latin American countries" includes the countries, associated free states and island territories in the Caribbean.

Class B common shares may only be issued in the name of banks or financial institutions.

Class E common shares may be issued in the name of any person, whether a natural person or a legal entity.

Class F common shares may only be issued in the name of:

a)	State entities and agencies of non-Latin American countries, including, among others, central banks and banks in which the State is the majority shareholder, of those countries; and

b)	Multilateral financial institutions, be it international or regional institutions.

The board of directors shall determine whether a given person qualifies, or not, as a shareholder of the A, B, or F class of shares of the corporation.

The preferred shares may be issued in one or more series, and each of those series shall have the rights, preferences, privileges and obligations that the board of directors establishes at the time of their original issuance, through a certificate of designation, which shall be filed with the Public Registry of the Republic of Panama.  The issuance of preferred shares will require the affirmative vote of a majority of directors present, which majority must include the votes of no less than two (2) directors which represent the class A shareholders.  The preferred shares have no voting rights, except as otherwise contemplated in their certificate of designation, and only in the case of breach of their terms.  The preferred shareholders will only have the right to elect one (1) director (regardless of the existence of one or more series of preferred shares) in the event of breach of the terms of the preferred shares, and only if so contemplated in the certificate of designation. The election of said director, if such be the case, shall be made in accordance with the cumulative voting system set forth in Article 12 of these articles of incorporation.  In the event the preferred shareholders have the right to elect one (1) director, the total number of directors of the corporation contemplated in Article 12 of these articles of incorporation shall be increased by one. The preferred shares that are redeemed and canceled by the corporation may be re-issued as part of the same or another series of preferred shares authorized by the board of directors of the corporation.

ARTICLE 5: (Transfer and Exchange of Shares)

Class A common shares may only be transferred between the class A shareholders or persons that qualify to be class A shareholders.

Class B common shares may only be transferred between the class B shareholders or persons that qualify to be class B shareholders.

Class E common shares may be freely transferred without restriction to any person, whether a natural person or a legal entity.

Class F common shares may only be transferred between the class F shareholders or persons that qualify to be class F shareholders.

The holders of class B common shares may at any time, and with no limitation, exchange class B common shares for class E common shares, at a rate of one (1) class B common shares for one (1) class E common shares.  Wherever the right of conversion dealt with in this paragraph is exercised, the class B shares being exchanged shall de converted into class E shares, and consequently the certificates representing the shares that are transferred shall be cancelled, and in their stead new certificates representing class E shares shall be issued.

Similarly, the holders of class F common shares may at any time, and with no limitation, exchange their class F common shares for class E common shares, at a rate of one (1) class F common share for one (1) class E common share.  Any time the right of conversion dealt with in this paragraph is exercised, the class F shares being exchanged shall be converted into class E shares, and consequently the certificates representing the shares that are transferred shall be cancelled, and in their stead new certificates representing class E shares shall be issued.

ARTICLE 6: (Pre-emptive Rights)

Class A, class B, and class F shareholders shall have pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them.  Notwithstanding the foregoing, in any given year, the corporation may sell up to three percent (3%) of each of the issued and outstanding class A, class B, and class F common shares of record as of January 1st of such year without triggering pre-emptive rights with respect to those shares. The holders of class E shares shall have no pre-emptive rights in respect of any class of shares issued by virtue of a capital increase.  The liability of shareholders is limited to the amounts unpaid for shares subscribed.

ARTICLE 7: (Share Register)

The share register required by law shall be kept at the main office of the corporation or at any other place determined by the board of directors.  The corporation may appoint one or more transfer agents to register and transfer its shares.  The share register may be kept by manual, electronic or any other means permitted by law. The shares in the corporation may be issued in the form of share certificates, global share certificates or in book entry form, as determined by the board of directors.

ARTICLE 8: (Domicile)

The domicile of the corporation shall be in Panama City, Republic of Panama, but the corporation may, as approved by the board of directors, carry out operations and establish branches in any part of the world, as well as keep its records and hold assets in any part of the world.  The corporation may also establish such subsidiaries, as it may deem convenient in order to conduct its business and its operations, either within or outside of the Republic of Panama.

ARTICLE 9: (Duration)

The duration of the corporation shall be indefinite.

ARTICLE 10: (Meetings of Shareholders)

Meetings of shareholders may be held in the Republic of Panama or in any other country.  There shall be a general meeting of holders of the common shares every year, on such date and in such place as may be determined by resolution of the board of directors, to elect directors and transact any other business duly submitted to the meeting by the board of directors.

Holders of the common shares shall hold extraordinary meetings, when called by the board of directors, as it may deem it necessary. In addition, the board of directors or the President of the corporation shall call an extraordinary meeting of holders of the common shares when requested in writing by one or more holders of common shares representing at least one-twentieth of the issued and outstanding capital.

ARTICLE 11: (Notice, Quorum and Voting in Meetings of Shareholders)

In order to have a quorum at any meeting of shareholders, it is required that one-half plus one of the common shares issued and outstanding be represented at the meeting.  Whenever a quorum is not obtained at a meeting of shareholders, the meeting shall be held in the second meeting date set forth in the notice of the meeting with the common shares represented in such second meeting date.  All resolutions of shareholders shall be adopted by the affirmative vote of one-half plus one of the common shares represented at the meeting where the resolution was adopted.  However, the adoption of resolutions regarding the following matters, shall require the affirmative vote of one-half plus one of the common shares represented at the meeting plus three-quarters (3/4) of all issued and outstanding class A shares:

a)	Dissolution of the corporation;

b)	Any amendment to Articles 2, 3, 4, 11, 12, 16 and 21 of the articles of incorporation;

c)	A merger or consolidation of the corporation.

Notice of meetings of shareholders, whether ordinary or extraordinary, shall be personally delivered to each registered shareholder with voting rights or sent by fax, telex, courier, air mail or any other means authorized by the board of the directors, at least thirty days before the date of the meeting, counted from the date that the notice was sent.  The notice of the meeting shall include the agenda of the meeting.  At any meeting of shareholders, shareholders may be represented by a proxy who need not be a shareholder, and who may be appointed by public or private document, with or without power of substitution.

Within a period of twenty (20) days prior to the date fixed for holding a meeting of shareholders, or during the meeting, any holder of common shares shall have the right to request, in the first case, the board of directors, and in the second case, the President of the meeting, to include any matter in the agenda.  Such matter shall be considered by the meeting if the inclusion of the matter in the agenda is supported by the affirmative vote of two-thirds (2/3) of the common shares issued and outstanding.

Upon request to the board of directors or the President of the corporation, shareholders representing at least one-twentieth of the issued and outstanding shares of any given class may hold a meeting separately as a class for the purpose of considering any matter which, in accordance with the provisions of these articles of incorporation and the by-laws, is within their competence.

Quorum for a meeting of shareholders of any class of shares of common stock shall require that one-half plus one of the issued and outstanding shares of common stock of the said class be represented at the meeting.

Whenever a quorum is not obtained at a meeting of shareholders of any given class of shares of common stock, the meeting shall be held in the second meeting date set forth in the notice of the meeting with the common shares of that particular class represented in such second meeting date.

ARTICLE 12: (Board of Directors)

The board of directors shall direct and control the business and assets of the corporation, except for those matters specifically reserved to shareholders by law or these articles of incorporation. Without limiting the generality of the foregoing, the board of directors may dispose of the assets of the corporation or give them as security for obligations of the corporation or of its subsidiaries or affiliates or of persons in which in the corporation has an interest.  The board of directors may grant general and special powers of attorney, authorizing directors, officers and employees of the corporation or other persons to transact such business and affairs within the competence of the board of directors, as the board of directors may deem convenient to entrust to each of them.

The board of the directors shall consist of ten (10) members, but may be increased to eleven (11) members, as follows:

a)	Three (3) directors shall be elected by the holders of the class A common shares;

b)	Five (5) directors shall be elected by the holders of the class E common shares;

c)	Two (2) directors shall be elected by the holders of all of the common shares, of which one candidate for election shall include the Chief Executive Officer of the corporation; and

d)
So long as the number of issued and outstanding class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation, the class F shareholders shall have the right to elect one (1) director of the corporation.  For purposes of this paragraph, on December 31st of each year, the President and Secretary of the corporation shall jointly determine, based upon the stock register of the corporation, the percentage that the total number of issued and outstanding class F shares bear to the total number of issued and outstanding shares of common stock of the corporation on that date. Should the percentage so determined be such as to grant the class F sharenolders the right to elect said director, the corporation shall take the necessary measures for the election of the same at the next ordinary annual meeting of shareholders.  On the contrary, if the percentage so determined is such as to make the class F shareholders lose their right to representation on the board of directors, this shall be made known at the next ordinary annual meeting of shareholders and the class F director occupying the class F post will occupy so only until said ordinary annual meeting of shareholders, even if on that date the three-year term to which the class F director was elected has not yet expired.  Despite the class F shareholders having lost the right to elect a director on a given year, this right shall be recovered if on any following December 31st the class F shareholders have a percentage of participation that allows them to elect one (1) director, as contemplated in this article.

The board of directors may nominate candidates for the position of director for the E and F class of shares and those elected by all the classess jointly.

In the annual ordinary meeting of shareholders, the shareholders of each class shall elect the directors that they are entitled to appoint, in accordance with this article and the other provisions of these articles of incorporation.  For all legal purposes, the composition of the board of directors shall remain the same until the new director or directors have been elected by the annual ordinary meeting of shareholders.

The directors shall be elected for periods of three (3) years, and they may be re-elected.

Whenever a person is elected as a class A or class F director, as the case may be, due to the position that person occupies at an institution that is a class A or class F shareholder, respectively, and this is expressly stated at the time of such person’s nomination and election, such person shall submit his or her resignation as a director of the corporation if such person ceases to have the stated relation with the said institution.  Should such person fail to submit his or her resignation as a director of the corporation, the board of directors may declare the position vacant and proceed to fill the vacancy by electing a new director. The new director shall hold such office for the remainder of the period of the director being replaced.

The holders of the class A, class E, and class F shares shall vote separately as a class for the election of the directors of the corporation.  The provisions of these articles of incorporation with respect to separate meetings by class of holders of shares of common stock for the election of directors shall also apply to the meetings of the holders of the preferred shares for the election of the director to be elected by the holders of the preferred shares.

The holders of class A, class E, and class F shares may meet separately as a class, whenever deemed convenient, for the purpose of removing a director elected by such class. In addition, in the event of a vacancy among the directors elected by any such class, if the board of directors has not filled the corresponding vacancy, such class may meet separately to elect a new director for the remainder of the period of its predecessor,

For the election of directors, the shareholders of each class shall have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all the directors to be elected or among two or more of them, as the shareholder may decide.

The meetings of the board of directors shall be held as frequently as the by-laws stipulate, or as determined by the board of directors, in the Republic of Panama or in any other country.  Directors will be deemed to be present at meetings of the board of directors if they are in direct communication by telephone, videoconference or any other means of communications authorized by the board of directors.

Notice of meetings of the board of directors shall be given to each director by an officer or director of the corporation by personal delivery, fax, email, telex, courier or air mail.  The presence of a majority of the directors who are not employees of the corporation shall be required in order to hold a valid meeting of the board of directors.

The resolutions of the board of directors shall be adopted by the affirmative vote of the majority of the directors present at the meeting.

Written resolutions of the board of directors that have been signed by a majority of the directors of the corporation shall be valid and binding resolutions of the board of directors, even if they have been signed on different dates and in different places, provided that the proposed resolution has been timely circulated to all directors.

ARTICLE 13: (Committees)

The board of directors may create one or more committees that shall have the powers and the duties delegated to them by the board of directors, subject to the provisions of these articles of incorporation.  Each committee shall have two or more members of the board of directors, appointed in the manner and for the term which the board of directors may determine.

ARTICLE 14: (Advisory Council)

The board of directors may appoint an advisory council that may be comprised of up to ten (10) persons. The advisory council shall meet twice a year or whenever the board of directors of the corporation may convene it, and its duties shall only consist of providing advice to the board of directors.

ARTICLE 15: (Officers)

The corporation shall have a President, a Chief Executive Officer, a Treasurer and a Secretary who shall be elected by the board of directors; and it shall also have such other officers as the board of directors may determine from time to time.

ARTICLE 16: (Chief Executive Officer)

The Chief Executive Officer shall be the legal representative of the corporation, and shall have the following powers subject to the directives established by the board of directors:

a)
To manage the affairs of the corporation on a daily basis, especially the execution of its programs, the conduct of its operations, the custody of its patrimony and the fulfillment of all of the resolutions of the board of directors;

b)	To appoint, promote, transfer and remove the corporation’s employees, as well as to fix their remuneration and other working conditions;

c)	To grant powers of attorney to be granted for the purposes of judicial or out-of-court representation of the corporation;

d)
To participate in the meetings of the board of directors, and to authorize by his signature the corporation’s acts, contracts and documents, within the parameters established by the board of directors; and

e)	Any other powers which the board of directors may delegate to him.

In the permanent absence of the Chief Executive Officer, the representation of the corporation shall rest on the person or persons whom the board of directors may determine from time to time.

ARTICLE 17: (By-laws)

The board of directors may adopt and amend the by-laws of the corporation.

ARTICLE 18: (Amendments)

The corporation reserves the right to amend these articles of incorporation, from time to time, as the shareholders may approve, in accordance with Article 11 of these articles of incorporation, and all of the rights conferred to shareholders, directors and officers shall be subject to this reservation.

ARTICLE 19: (Resident Agent)

As long as the board of directors does not otherwise decide, the resident agent of the corporation shall be the law firm of Arias, Fábrega & Fábrega, with a domicile in Plaza Bancomer Building, Fiftieth street, Panama City, Republic of Panama.

ARTICLE 20: (Subscribers)

The names, addresses and the number of shares subscribed by the original subscribers of shares in the corporation appear set down in the original Articles of Incorporation of the corporation, which has been duly registered in the Public Registry of the Republic of Panama.

ARTICLE 21: (Fundamental Financial Policies)

The fundamental financial policies of the corporation are the following:

a)
In all its credit operations the corporation shall be guided by business criteria framed within the conditions of competition in the financial markets wherein it may operate. Specifically, the corporation shall not grant subsidies of interest rates nor banking commissions under any circumstances.

b)
For the rediscount of documents and the granting of loans, the corporation shall ascertain the existence of adequate conditions for the convertibility and transferability of currencies required to liquidate the corresponding obligations at maturity and, when proper, shall adopt the necessary measures to comply with such conditions.

c)
The corporation may only grant credit to borrowers organized, domiciled or operating in a country whose corresponding state agency is a holder of class A common shares.  Notwithstanding the foregoing, the corporation may grant credit to borrowers who do not meet the previously stated qualification so long as the object of such loans is, directly or indirectly, related to the foreign trade of countries whose corresponding state agency is a holder of class A common shares.  In order to facilitate the diversification and management of liquidity, credit and market risks, the restrictions described above shall not extend to the investment portfolio administered by the corporation’s Treasury.

d)
The corporation may accept sight and time deposits, negotiate loans and lines of credit in its favor and, in general, issue all type of securities to obtain financial resources. The conditions of these operations by the corporation shall be framed within the policies to which effect determines the board of directors.

e)
The corporation may carry out studies and take any steps that it may deem relevant to establish export credit insurance systems of a multinational nature and collaborate with Latin American countries in carrying out market research for the promotion of exports of goods and services, in accordance with programs approved by the board of directors for such purpose.

ARTICLE 22: (First Transitory Article)

Without prejudice to the provisions of article 12 of these articles of incorporation, and in order to maintain a staggered board, the directors of the corporation shall be the following persons as from the moment of approval of these amendments to the articles of incorporation.

Name	Represents Class	Term Expires	Address

Guillermo Güemez García	A	2002	5 de Mayo No. 2, 4to. Piso Colonia Centro, Código Postal 06059 México D.F

Rossano Maranhao Pinto	A	2001	Edif. Sede III- 24 Andar CEP.70089-900 Brasilia- DH- Brasil

Sebastiao G. Toledo Cunha	B	2001	A. Paulista 1000–16 Piso CEP.01310-912 Sao Paulo, SP, Brasil

Ernesto A. Bruggia	B	2002	San Martín 137, Piso 1 1004 Buenos Aires, Argentina

Roland B. Bandelier	B	2001	7 World Trade Center, 26th Floor, New York New York 10048, U.S.A.

Valentín E. Hernández	B	2002	111 Wall St., 19th Floor, Zone 1, New York New York 10043, U.S.A.

Mario Covo	E	2002	17 Park Drive South Rye, New York, 10580 U.S.A.

Will C. Wood	E	2003	1550 El Camino Real, Suite 275, Menlo Park CA. 94025, U.S.A.

José Castañeda Vélez	All	2003	Calle 50 & Aquilino de la Guardia, Apdo. 6-1497 El Dorado, Panama Republic of Panama

Gonzalo Menéndez Duque	All	2003	Teatinos No. 180, Piso 13 Habitación No. 1322 Santiago, Chile

ARTICLE 23: (Second Transitory Article)

Upon the approval of these amendments to these articles of incorporation, all class B and class C shares of common stock shall be automatically converted into the new class B shares of common stock, without requiring any further act or authorization, at the rate of one class B or class C share of common stock, as the case may be, for one new class B share of common stock.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSAL.

Please mark your votes as indicated in this example ☒

3) **ELECTION OF DIRECTORS (PROPOSAL 3);**

(3a) ELECTION OF TWO DIRECTORS TO REPRESENT THE HOLDERS OF ALL CLASSES OF SHARES:

FOR the Nominee Gonzalo Menéndez Duque ☐ **WITHHOLD AUTHORITY** to vote for Gonzalo Menéndez Duque ☐

FOR the Nominee Jaime Rivera ☐ **WITHHOLD AUTHORITY** to vote for Jaime Rivera ☐

(3b) ELECTION OF ONE CLASS E DIRECTOR:

FOR the Nominee Will C. Wood ☐ **WITHHOLD AUTHORITY** to vote for Will C. Wood ☐

(4) TO APPROVE THE PROPOSED AMENDMENTS TO THE ARTICLES OF INCORPORATION OF THE BANK TO (PROPOSAL 4);

	FOR	AGAINST	ABSTAIN
(4a) CHANGE THE BANK'S NAME	☐	☐	☐
(4b) MODIFY THE DEFINITION OF THE BUSINESS PURPOSE OF THE BANK	☐	☐	☐
(4c) ALLOW THE ISSUANCE OF PREFERRED SHARES	☐	☐	☐
(4d) AUTHORIZE A NEW CLASS OF COMMON SHARES	☐	☐	☐

(5) IN THE PROXY HOLDERS' DISCRETION, WITH RESPECT TO ANY OTHER BUSINESS WHICH MAY PROPERLY COME BEFORE THE ANNUAL MEETING OF SHAREHOLDERS OR ANY ADJOURNMENTS THEREOF.

Mark Here for Address Change or Comments **SEE REVERSE** ☐

Signature ______________________ Signature ______________________ Date __________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

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BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 15, 2009

The undersigned, revoking all previous proxies, hereby appoints José Maria Rabelo, William Hayes and Mario Covo, or any one of them, with full power of substitution, as proxy holder in place of the undersigned person, to vote all shares of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Bank to be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, on April 15, 2009 at 10:00 a.m. (Panama time), and at any postponement or adjournment thereof.

Unless otherwise specified in the squares provided or as indicated below or cumulative voting, the undersigned's vote will be cast FOR proposals (1), (2), (3) and (4) and in the proxy holder's discretion with respect to any other matters which may properly come before the Annual Meeting of Shareholders.

Address Change/Comments **(Mark the corresponding box on the reverse side)**

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

▲ **FOLD AND DETACH HERE** ▲

You can now access your BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. account online.

Access your BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. stockholder account online via Investor ServiceDirect® (ISD).

The transfer agent for BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. now makes it easy and convenient to get current information on your shareholder account.

- View account status
- View certificate history
- View book-entry information
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form
- Establish/change your PIN

Visit us on the web at http://www.bnymellon.com/shareowner/isd
For Technical Assistance Call 1-877-978-7778 between 9am-7pm
Monday-Friday Eastern Time

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TOLL FREE NUMBER: 1-800-370-1163

Choose **MLink**SM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

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